Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

Sonaca S.A.,

Sonaca USA Inc.,

Luminance Merger Sub, Inc.

and

LMI Aerospace, Inc.

Dated as of February 16, 2017

i

ii

iii

AGREEMENT AND PLAN OF MERGER, dated as of February 16, 2017 (this “Agreement”), among Sonaca S.A., a limited liability company validly existing under the laws of Belgium (“Parent”), Sonaca USA Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Intermediate Co”), Luminance Merger Sub, Inc., a Missouri corporation and an indirect wholly-owned subsidiary of Parent and direct wholly-owned subsidiary of Intermediate Co (“Sub”, and collectively with Parent and Intermediate Co, the “Parent Entities”) and LMI Aerospace, Inc., a Missouri corporation (the “Company”).

Each of the Parent Entities and the Company are referred to herein as a “party” and together as the “parties”. Capitalized terms used and not otherwise defined herein have the meanings set forth in Article I.

R E C I T A L S

The respective boards of directors of each of the Parent Entities and the Company have unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of their shareholders and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement.

The Board of Directors has recommended that the Company’s shareholders vote in favor of the approval of this Agreement.

After the Shareholder Approval is obtained and subject to the satisfaction or waiver of the other conditions set forth in this Agreement, at the Effective Time, Sub will merge with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 3.01 (Effect on Capital Stock), each issued and outstanding share of Company Common Stock immediately prior to the Effective Time will be cancelled and converted into the right to receive the Merger Consideration.

The Parent Entities and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

A G R E E M E N T

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01    Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement (including any waivers thereof or amendments thereto) that contains confidentiality and standstill provisions that are no less favorable to the Company and no more favorable to any such third party than those contained in the Confidentiality Agreement.

(b) “Affiliate” means, as to any Person, any other Person that, directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of voting interests, by Contract or otherwise.

(c) “Antitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, the Clayton Act of 1914 and, the Federal Trade Commission Act of 1914, Council Regulation 139/2004 of the European Union, and any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, anti-competitive agreements, abuse of dominant market positions and structural changes brought about through mergers, acquisitions and joint ventures.

(d) “Board of Directors” means the Board of Directors of the Company.

(e) “Business Day” means any day other than a Saturday, a Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law or executive order to be closed.

(f) “CFIUS” means the Committee on Foreign Investment in the United States.

(g) “CFIUS Approval” means Parent and the Company shall have received written notice from CFIUS stating that: (i) CFIUS has concluded that the Transactions are not a “covered transaction” and not subject to review under applicable Law; or (ii) the review of the Transactions the DPA has been concluded, and there are no unresolved national security concerns with respect to the Transactions; or (iii) CFIUS has sent a report to the President of the United States requesting the President’s decision on the CFIUS Filing submitted by the parties and either (A) the period under the DPA during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Transactions has expired without any such action being threatened, announced or taken or (B) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the Transactions.

(h) “Code” means the Internal Revenue Code of 1986, as amended.

(i) “Collective Bargaining Agreement” means any and all agreements, understandings, contracts, letters, side letters and contractual obligations of any kind, nature and description, oral or written, involving or entered into between any employer and any labor organization, union, works council, employee association, agency, employee committee or other employee representative.

(j) “Company Common Stock” means the Company’s Common Stock par value $0.02 per share.

(k) “Company Equity Awards” means the Company’s Restricted Shares and RSUs.

(l) “Company Incentive Plans” means the LMI Aerospace, Inc. 2005 Long-Term Incentive Plan, as amended, and the LMI Aerospace, Inc. 2015 Incentive Compensation Plan, together, or each individually, a “Company Incentive Plan.”

(m) “Company Intellectual Property” means all Intellectual Property owned by or licensed to the Company or any Subsidiary that is used in, held for use in or necessary for the conduct of the businesses of the Company and its Subsidiaries as currently conducted.

(n) “Company Material Adverse Effect” means any change, effect, event, state of facts, development or occurrence that, individually or in the aggregate with all other changes, effects, events, states of facts, developments or occurrences is, or would be, materially adverse to the business, assets, condition (financial or otherwise) or results of operation of the Company and its Subsidiaries taken as a whole; provided, that none of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect: any change, effect, event, state of facts, development or occurrence directly or indirectly arising out of, resulting from or relating to (i) general economic, credit, capital or financial markets or political conditions, or changes in any of the foregoing, in the United States or elsewhere in the world, including with respect to interest rates or currency exchange rates, (ii) any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism, (iii) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster occurring after the date of this Agreement, (iv) any change in applicable Law or GAAP or government policy (or authoritative interpretation or enforcement thereof), (v) general conditions in the industries or markets in which the Company and its Subsidiaries primarily operate, (vi) any failure, in and of itself, by the Company to meet any analyst projections or any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other predicted financial or operating metrics before, on or after the date of this Agreement (provided that the underlying factors contributing to such failure shall not be excluded), (vii) any change in the market price or trading volume of the Company Common Stock or the credit rating of the Company (provided that the underlying factors contributing to such changes shall not be excluded), (viii) the announcement and pendency of this Agreement and the Transactions, including by reason of the identity of the Parent Entities or any communication by the Parent Entities regarding the plans or intentions of the Parent Entities with respect to the conduct of the business of the Company or any of its Subsidiaries and including the impact of any of the foregoing on any relationship, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, employees or regulators, or (ix) any action taken or not taken by the Company or its Subsidiaries expressly required by this Agreement to be taken or not to be taken, respectively, or taken or not taken with the prior written consent or at the express direction of the Parent Entities, except in the cases of clauses (i), (ii), (iii), (iv) or (v), to the extent that the Company and its Subsidiaries, taken as a whole, are materially and disproportionately affected thereby as compared with other participants in the industries in which the Company and its Subsidiaries primarily operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect).

(o) “Company Profit Sharing Plan” means the LMI Aerospace, Inc. Profit Sharing Savings Plan and Trust.

(p) “Confidentiality Agreement” means the letter agreement, dated as of November 23, 2016 by and between Parent and the Company, as amended by the letter agreement, dated December 19, 2016.

(q) “Contract” means any contract, agreement, license, note, bond, mortgage, guarantee, indenture, commitment, understanding, lease, permit, authorization or other agreement, instrument obligation or binding arrangement, whether written or oral.

(r) “Criminal Penalty” means any (a) final and nonappealable criminal penalty, criminal fine or other criminal liability, in each case, imposed upon the Company, any of the Company’s Subsidiaries or any of their respective directors or Management-Level Employees by a court of law or other Governmental Entity requiring payment by the Company or any of its Subsidiaries of an amount that is material to the Company and its Subsidiaries, taken as a whole or (b)(x) felony criminal jail sentence imposed by a court of law upon any director of the Company or its Subsidiaries or Management-Level Employee, as to matters over which the United States has jurisdiction or (y) criminal jail sentence imposed by a court of law upon any director of the Company or its Subsidiaries or Management-Level Employee involving incarceration of more than one (1) year, as to matters over which jurisdiction is wholly outside of the United States.

(s) “Damages” means any and all losses, liabilities, claims, demands, judgments, damages, fines, suits, actions, costs and expenses (including fees and expenses of counsel).

(t) “DPA” means Section 721 of Title VII of the Defense Production Act of 1950 (50 U.S.C. § 4565), and implementing regulations set forth in 31 C.F.R. Part 800.

(u) “Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(v) “Executive” means an executive-level employee of the Company who is party to a written employment Contract with the Company as of the date of this Agreement.

(w) “Existing Notes” means the Company’s 7.375% senior secured notes due 2019.

(x) “Governmental Entity” means any national, supranational, state, provincial or local, whether domestic or foreign, government, any subdivision, agency, commission or authority thereof, any court of competent jurisdiction, any arbitral body or any administrative, regulatory (including any stock exchange) or other agency, commission, or authority.

(y) “Government Official” means (i) any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned or controlled by any Governmental Entity.

(z) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(aa) “Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, including accrued and unpaid interest, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practice), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person for raw materials, inventory, services and supplies incurred in the ordinary course of business consistent with past practice), (vi) any obligations of such Person under any lease of property, real or personal, which obligations are required to be classified as capital leases in accordance with GAAP (but excluding, for clarity, operating lease obligations), (vii) all obligations of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof), (ix) all letters of credit or performance bonds issued for the account of such Person and (x) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person other than a wholly-owned Subsidiary of such Person.

(bb) “Indenture” means the indenture governing the Existing Notes, dated as of June 19, 2014 by and among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee and collateral agent.

(cc) “Industrial Revenue Bonds” means the outstanding industrial revenue bonds of the Company or its Subsidiaries issued by the City of Washington, Missouri or the City of Fredonia, Kansas and pertaining to the following notes: (i) $4,000,000 of 5.0% Taxable Industrial Revenue Bonds Series 2016A, (ii) $5,625,645 of Recovery Zone Facility Revenue Bonds Series 2010A, (iii) $2,391,751 of Industrial Development Revenue Bonds Series 2010B, (iv) $2,184,726 of 3.0% Industrial Revenue Bonds Series 2012A, (v) $3,060,000 of 3.80% Industrial Development Revenue Bonds Series 2012B, (vi) $4,500,000 of 3.99% Industrial Development Revenue Bonds Series 2011, (vii) $4,500,000 of Variable Interest Rate Industrial Development Revenue Bonds Series 2012 and (vii) $16,000,000 of 5% Taxable Industrial Revenue Bonds Series 2016B.

(dd) “Intellectual Property” means all intellectual property, including any and all rights in, arising out of, or associated with any of the following, in any jurisdiction throughout the world: (i) any patent, invention (whether or not reduced to practice or patentable), trademark and service mark (including any trade dress, logo and any other indicia of origin and the goodwill of any business symbolized thereby), trade name, Internet domain name, copyright and copyrightable work (whether or not registered), design and trade secret, (ii) application for and registration, issuance and renewals of any of the foregoing, (iii) lists (including customer and vendor lists), data, databases, processes, formulae, methods, specifications, schematics, plans, studies, technology, know-how, trade secrets, designs, ideas, research and development, improvements, web site and other content, computer software programs and related documentation, and other confidential or proprietary data and information, and (iv) computer software, data and databases including, but not limited to, object code, source code, operating and other systems, tools, firmware, related documentation and all copyrights therein.

(ee) “IRS” means the United States Internal Revenue Service.

(ff) “ITAR” means the U.S. International Traffic in Arms Regulations set forth in 22 C.F.R. Parts 120 and 130.

(gg) “Knowledge of the Company” means the actual knowledge of Jennifer Alfaro, Daniel G. Korte, Renée Skonier and Clifford C. Stebe, Jr.

(hh) “Law” means any supranational, federal, national, state, provincial or local statute, law (including common law), ordinance, code, rule or regulation of any Governmental Entity.

(ii) “Lender Parties” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or any other financing (other than the Equity Financing) in connection with the Transactions (other than the Parent, Intermediate Co, Sub and their respective Affiliates), including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective Affiliates and their and their respective Affiliates’ Representatives and their respective successors and assigns.

(jj) “Liability” means liabilities, debts, claims or obligations of any nature, whether known, unknown, accrued, absolute, direct or indirect, contingent or otherwise, whether due or to become due.

(kk) “Management-Level Employee” means any officer of the Company or any of its Subsidiaries and any employee (excluding administrative personnel) of the Company or any of its Subsidiaries who is a direct report of any such officer.

(ll) “Nasdaq” means the Nasdaq Global Market.

(mm) “Order” means any writ, judgment, order, injunction, award or decree of any Governmental Entity.

(nn) “Organizational Documents” means (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) the operating agreement or limited liability company agreement and the certificate of formation of any limited liability company; (v) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person in any jurisdiction; and (vi) any amendment, modification or supplement to any of the foregoing.

(oo) “Owned Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries used in, held for use in or necessary for the conduct of the business of the Company or any of its Subsidiaries as currently conducted.

(pp) “Permitted Liens” means any (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (ii) Liens for Taxes, assessments and other governmental charges and levies that are not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established and maintained on the financial statements of the Company and its Subsidiaries if required by, and in accordance with, GAAP, (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property, (iv) Liens (other than liens securing Indebtedness), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation or marketability of the assets to which they relate, (v) Liens arising or incurred pursuant to the documents set forth on Section 1.01(pp) of the Company Disclosure Schedule, (vi) zoning, building and other similar codes and regulations, imposed by any Governmental Entity having jurisdiction over any portion of the real property subject thereto which are not violated in any material respect by the current use and operation of such real property and (vii) prior to the Closing, Liens arising under the Credit Agreements and the Existing Notes.

(qq) “person” or “Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity.

(rr) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

(ss) “Representatives” means, when used with respect to a Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, financial advisors, agents and other representatives of such Person and of any Subsidiary of such Person.

(tt) “Restricted Shares” means the shares of restricted Company Common Stock granted under a Company Incentive Plan or otherwise.

(uu) “RSU” means each restricted stock unit awarded pursuant to the Company Incentive Plans.

(vv) “Sanctioned Person” means any natural or legal Person that is the target of Sanctions such that the Company or any of its Subsidiaries would be prohibited from engaging in the Transactions with them, including (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, by the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United

Kingdom or any European Union member state, (ii) any Person located, organized or ordinarily resident in a Sanctioned Territory and/or, if applicable, whose activities fall within the scope of the relevant sanctions, or (iii) any Person owned 50% or more by any Person or Persons described in the foregoing clause (i).

(ww) “Sanctioned Territory” means, at any time, a country or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, the Crimea Region of Ukraine, Cuba, Iran, North Korea, Sudan and Syria).

(xx) “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant Governmental Entities, including those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, or Her Majesty’s Treasury of the United Kingdom.

(yy) “SEC” means the U.S. Securities and Exchange Commission.

(zz) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(aaa) “Significant Subsidiary” has the meaning set forth in Rule 1-02 under Regulation S-X promulgated under the Exchange Act.

(bbb) “Subsidiary” of a Person means a corporation, partnership, limited liability company or other entity with respect to which such Person, directly or indirectly, (i) owns in excess of 50% of the outstanding capital stock, (ii) owns a right to more than 50% of the profits of such entity or (iii) possess the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(ccc) “Takeover Laws” means “moratorium,” “control share acquisition,” “business combination,” “fair price” or any other form of anti-takeover Laws of any jurisdiction that may purport to be applicable to the Company, the Parent Entities or any of their respective Affiliates, including Section 351.407 and Section 351.459, of the MGBCL and Section 409.500 et.seq. cited as the “Takeover Bid Disclosure Act.”

(ddd) “Transactions” means the transactions contemplated by this Agreement, including the Merger.

(eee) “Treasury” means the United States Department of the Treasury.

(fff) “Trustee” means U.S. Bank National Association in its capacity as trustee under the Indenture.

(ggg) Each of the following terms is defined in the Section of this Agreement set forth opposite such term:

Defined Terms	Section

Acquisition Proposal	6.02(h)(i)
Affiliate Transaction	4.18
Agreement	Preamble
Alternative Acquisition Termination	8.01(f)
Alternative Debt Financing	6.10(b)
Anti-Corruption Laws	4.10(c)
Antitrust Division	6.04(b)
Appraisal Shares	3.01(d)
Authorizations	4.10(a)
Aviation Regulations	4.26
Book-Entry Shares	3.03(b)
C.F.R.	4.10(g)
Certificate	3.03(b)
CFIUS Filing	6.04(c)
Change in Recommendation Termination	8.01(e)
Change of Recommendation	6.02(f)
Claim	6.07(b)
Closing	2.02
Closing Date	2.02
COBRA	4.12(c)
Company	Preamble
Company Benefit Plan	4.12(a)
Company Breach Termination	8.01(c)
Company Disclosure Schedule	Article IV
Company Employee	6.15(a)
Company Registered IP	4.16(a)
Company Related Parties	8.02(b)
Consent Solicitation	6.10(h)(i)
Credit Facility	4.03(a)
Cutoff Date	4.02(a)
Data Room	6.14
DDTC	6.04(d)
Debt Commitment Letter	5.03(a)
Debt Fee Letter	5.03(b)
Debt Financing	5.03(a)
Dissenting Shareholder	3.01(d)
EAA	4.10(f)
Effective Time	2.03
Environmental Laws	4.10(b)
Equity Award Amounts	3.04(c)
Equity Commitment Letters	5.03(a)
Equity Financing	5.03(a)
ERISA	4.12(a)
ERISA Affiliate	4.12(d)
Exchange Fund	3.03(a)

FAA	4.26
Fairness Opinion	4.22
Financing	5.03(a)
Financing Commitments	5.03(a)
FTC	6.04(b)
GAAP	4.06(b)
Go-Shop Period End Date	6.02(a)
Government Contract	4.24
Hazardous Materials	4.10(b)
Indemnified Party	6.07(a)
Indenture Amendments	6.10(h)(i)
Interim Period	6.01
Intermediate Co	Preamble
International Plan	4.12(j)
IRB Consents	6.10(j)(i)
IRB Redemption	6.10(j)(i)
ITAR Filing	6.04(d)
Lazard	4.21
Lender Designated Sections	9.02
Lien	4.05(b)
Litigation	4.09
Material Contract	4.11(a)
Merger	Recitals
Merger Consideration	3.01(c)
MGBCL	2.01
Notice of Redemption	6.10(i)(i)
Notice Period	6.02(f)(i)
OFAC	1.02(xx)
Offer Documents	6.10(h)(iv)
Offer to Purchase	6.10(h)(i)
Outside Date Termination	8.01(b)(i)
Parent	Preamble
Parent Entities	Preamble
Parent Material Adverse Effect	5.01
Parent Plan	6.15(c)
Parent Related Parties	8.02(b)
parties	Preamble
party	Preamble
Paying Agent	3.03(a)
Preferred Stock	4.02(a)
Proxy Date	6.03(c)
Proxy Statement	6.03(a)
Public or Commercial Bribery	4.10(c)
Qualified Purchaser	6.02(h)(ii)
Recommendation	4.04(b)
Restraints	7.01(c)

Retention Award	6.17(b)
Retention Period	6.17(b)
Sarbanes-Oxley Act	4.06(a)
SEC Documents	4.06(a)
Shareholder Approval	4.20
Shareholders’ Meeting	6.03(c)
Significant Customer	4.25
Significant Supplier	4.25
Sub	Preamble
Summary Articles of Merger	2.03
Superior Proposal	6.02(h)(iii)
Surviving Corporation	2.01
Tax	4.14
Tax Return	4.14
Tax Sharing Agreement	4.14(h)
Taxes	4.14
WARN	4.13(b)

ARTICLE II.

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General and Business Corporation Law of the State of Missouri (the “MGBCL”), Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 2.02 Closing. The closing of the Merger (the “Closing”) will take place at the offices of Arnold & Porter Kaye Scholer LLP, located at 250 W 55th Street, New York, New York, 10019, at 10:00 a.m., New York City time, on the second Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions) unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 2.03 Effective Time. Subject to the provisions of this Agreement, as promptly as reasonably practicable on the Closing Date, the parties shall file a summary articles of merger (the “Summary Articles of Merger”), in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the MGBCL, and shall make all other filings and recordings required under the MGBCL. The Merger shall become effective on such date and time as the Summary Articles of Merger is filed with the Secretary of State of the State of Missouri or at such later date and time as Parent and the Company shall agree and specify in the Summary Articles of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.

Section 2.04 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the MGBCL. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Section 2.05 Articles of Incorporation and By-Laws.

(a) At the Effective Time, the articles of incorporation of the Company shall be amended to read in their entirety as the articles of incorporation of Sub as in effect immediately prior to the Effective Time and, as so amended, shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended (subject to Section 6.07(a)) as provided therein or by applicable Law; provided, however, that the name of Company shall not be amended, so that the name of the Surviving Corporation shall be “LMI Aerospace, Inc.”, and provided further that the provisions of Sub’s articles of incorporation related to the incorporator of Sub shall be omitted from the articles of incorporation of the Surviving Corporation.

(b) The Company and the Surviving Corporation shall take all necessary actions such that, at the Effective Time, the by-laws of the Company shall be amended to read in their entirety as the by-laws of Sub as in effect immediately prior to the Effective Time and shall be the by-laws of the Surviving Corporation until thereafter changed or amended (subject to Section 6.07(a)) as provided therein or by applicable Law.

Section 2.06 Directors. The Company and the Surviving Corporation shall take all necessary actions (including procuring the resignation of members of the Board of Directors) such that, at the Effective Time, the directors of Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 2.07 Officers. At the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 2.08 Taking of Necessary Action. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Sub, the Surviving Corporation, the board of directors of the Surviving Corporation and officers of the Surviving Corporation shall take all such lawful and necessary action, consistent with this Agreement, on behalf of the Company, Sub and the Surviving Corporation.

ARTICLE III.

EFFECT OF THE MERGER ON THE

CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

Section 3.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of the Parent Entities:

(a) Capital Stock of Sub. Each share of capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of common stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that immediately prior to the Effective Time is directly owned by the Company as treasury stock, or by the Parent Entities at such time, shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, Restricted Shares vested immediately prior to the Effective Time in accordance with Section 3.04(a) and shares of Company Common Stock issued upon settlement of RSUs in accordance with Section 3.04(b), but excluding shares to be canceled in accordance with Section 3.01(b) and except as provided in Section 3.01(d) with respect to the Appraisal Shares) shall be converted into the right to receive $14.00 in cash, without interest and subject to any withholding of Taxes required by applicable Law (the “Merger Consideration”). At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(d) Appraisal Rights. Notwithstanding Section 3.01(c) or any other provision of this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who (i) files with the Company before or at the Shareholders’ Meeting a written objection to the Agreement, (ii) neither votes in favor of the Merger nor consents thereto in writing, and (iii) makes written demand on the Surviving Corporation within twenty days after the date on which the Effective Time occurs for payment of the fair value of such shares of Company Common Stock pursuant to, and who complies in all respects with, Section 351.455 of the MGBCL (each, a “Dissenting Shareholder”), shall not be converted into or be exchangeable for the right to receive the Merger Consideration (except as provided in this Section 3.01(d)) but instead such Dissenting Shareholder after the Effective Time shall be entitled to receive the payment of the fair value thereof by the Surviving Corporation as provided under the MGBCL (such shares, the “Appraisal Shares”). Any holder of Company Common Stock who fails to take any of the actions set forth in this Section 3.01(d) shall neither be deemed a Dissenting Shareholder nor entitled to appraisal rights as a dissenting shareholder, and each such share of Company Common Stock of such holder shall thereupon be converted into and become exchangeable only for the right to receive the Merger Consideration in accordance with Section 3.01(c). The Company shall give Parent prompt notice of any demands received by the Company for payment of the fair value of any shares of Company Common Stock under Section 351.455 of MGBCL, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to, or offer to settle or settle, any such demands.

Section 3.02 Adjustment to Merger Consideration. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, there shall be any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to the Effective Time, the Merger Consideration as provided in Section 3.01(c) shall be equitably adjusted, without duplication, to reflect the economic effect thereof.

Section 3.03 Exchange Fund.

(a) Paying Agent. Prior to the Closing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article III and, in connection therewith, shall enter into an agreement with the Paying Agent in the form reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent cash in an amount sufficient to pay the aggregate Merger Consideration as required to be paid pursuant to this Agreement (such cash being hereinafter referred to as the “Exchange Fund”); provided, Parent may determine to pay or cause to be paid all or a portion of the Equity Award Amounts to the Company for payment in accordance with Section 3.04(c).

(b) Exchange Procedures. As promptly as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, as of immediately prior to the Effective Time, a holder of record of a certificate that immediately prior to the Effective Time represented any shares of Company Common Stock (each, a “Certificate”) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and which shall otherwise be in customary form), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Each holder of record of a Certificate shall, upon surrender to the Paying Agent of such Certificate, together with such letter of transmittal, duly executed and in proper form, and such other documents as may reasonably be required by the Paying Agent, be entitled to receive in exchange therefor the amount of cash which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted into the right to receive pursuant to Section 3.01(c), and the Certificate so surrendered shall forthwith be canceled. As promptly as practicable after the Effective Time and in any event not later than the second

Business Day following the Effective Time, the Surviving Corporation shall cause the Paying Agent to issue and deliver to each Person who was, as of immediately prior to the Effective Time, a holder of uncertificated shares of Company Common Stock represented in book-entry form (“Book-Entry Shares”), other than with respect to shares to be canceled in accordance with Section 3.01(b) and shares the holders of which have complied with each of clauses (i) and (ii) of Section 3.01(d), a check or wire transfer for the amount of cash which such Book-Entry Shares shall have been converted into the right to receive pursuant to Section 3.01(c), without such holder being required to deliver a Certificate or an executed letter of transmittal to the Paying Agent, and such Book-Entry Shares shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, but only if such Certificate is properly endorsed or otherwise is in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable; provided, however, that payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Each Book-Entry Share and, until surrendered as contemplated by this Section 3.03(b), each Certificate, shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of such Certificate or Book-Entry Share pursuant to this Article III, except for Certificates and Book-Entry Shares in respect of Appraisal Shares, which shall be deemed to represent the right to receive the consideration due with respect to such Appraisal Shares in accordance with Section 3.01(d) to the extent provided by Section 351.455 or the MGBCL. No interest shall be paid or will accrue on any cash payable to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article III.

(c) No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender of Certificates (or automatically in the case of Book-Entry Shares) in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or such Book-Entry Shares. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Share (other than a Certificate or Book-Entry Share in respect of Appraisal Shares) is presented to the Surviving Corporation for transfer, it shall be canceled against delivery of cash to the holder thereof as provided in this Article III.

(d) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates and Book-Entry Shares for nine months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article III shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article III, in each case without interest thereon and subject to any withholding of Taxes required by applicable Law. Any portion of the Exchange Fund made available to the Paying Agent pursuant to Section 3.03(a) to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be returned to Parent, upon demand.

(e) No Liability. None of the Parent Entities, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official in compliance with any applicable state, federal or other abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Entity, any such Merger Consideration shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest the cash in the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A 1 or P 1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5.0 billion (based on the most recent financial statements of such bank that are then publicly available). Any interest and other income resulting from such investments shall be paid solely to Parent. Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Certificates or Book-Entry Shares to receive the Merger Consideration or any holder of a Company Equity Award to receive the holder’s Equity Award Amount, in each case as provided herein. If for any reason (including investment losses) the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder (but subject to Section 3.03(h)), Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy any such cash payment obligations.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as Parent or the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration.

(h) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, the Parent Entities, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any amount otherwise payable pursuant to the Merger (or this Agreement) such amounts as they are required to deduct and withhold under applicable Tax Law; provided, however, that in the event that any Parent Entity assigns its rights under this Agreement, no amounts will be withheld from any payments in respect of Company Common Stock or Appraisal Shares to the extent such amounts would not have been required under applicable Tax Law to be withheld absent any such assignment. To the extent that amounts are so withheld and timely paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.04 Company Equity Awards. As soon as reasonably practicable following the date of this Agreement, the Board of Directors (or, if appropriate, any committee administering the Company Incentive Plans) shall adopt such resolutions and take such other actions as may be required to terminate the Company Incentive Plans effective as of no later than immediately prior to the Effective Time and to provide that the following actions shall occur:

(a) Each Restricted Share that is outstanding immediately prior to the Effective Time shall be fully vested and, at the Effective Time, canceled and extinguished and converted into the Merger Consideration in accordance with Section 3.01(c).

(b) Each RSU that is outstanding immediately prior to the Effective Time shall be fully vested and settled in one (1) share of Company Common Stock and, at the Effective Time, canceled and extinguished and converted into the Merger Consideration in accordance with Section 3.01(c).

(c) Payment in respect of all Restricted Shares and RSUs hereunder shall be subject to appropriate withholding for Taxes in accordance with Section 3.03(h) and shall be paid by or on behalf of the Company not later than five (5) Business Days following the date on which the Effective Time occurs. The term “Equity Award Amounts” means, collectively, all amounts payable with respect to Restricted Shares and RSUs pursuant to this Section 3.04.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the SEC Documents filed with, or furnished to, the SEC by the Company on or after January 1, 2015 and publicly available at least 24 hours prior to the execution and delivery of this Agreement (and only as and to the extent disclosed therein), other than any disclosures contained under the captions “Risk Factors” or “Forward Looking Statements” and any other disclosures contained therein that are predictive, cautionary or forward looking in nature , but it being agreed that this clause (i) shall not be applicable to the penultimate sentence of Section 4.01(b) (Organization; Qualification), Sections 4.02(a) and 4.02(b) (Capital Structure), Section 4.04 (Corporate Authority; Board Action), Section 4.19 (Information Supplied), Section 4.20 (Voting Requirements), Section 4.21 (Finders or Brokers), Section 4.22 (Opinion of Financial Advisor) and Section 4.23 (Anti-Takeover Provisions), or (ii) subject to Section 9.13, as set forth in the disclosure schedules delivered by the Company to the Parent Entities concurrently with the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to the Parent Entities as follows:

Section 4.01 Organization; Qualification.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of Missouri. Each Subsidiary of the Company is a legal entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of organization except where the failure to be duly organized, validly existing or in good standing would not, individually or in the aggregate, reasonably be expected to materially and adversely impair the ability of such Subsidiary to conduct its business as currently conducted. Each of the Company and its Subsidiaries has all requisite corporate, partnership, limited liability company or other entity power and authority to own or lease and operate its properties and to carry on its business as presently conducted by it, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not have a Company Material Adverse Effect.

(b) Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) as a foreign corporation (or other legal entity) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Organizational Documents of each of its Significant Subsidiaries, each as amended to date, and each as so made available is in full force and effect. Attached to Annex 4.01(b) of Section 4.01(b) of the Company Disclosure Schedule are complete and correct copies of the Organizational Documents of the Company, each as amended to date, and each as so attached is in full force and effect. A list of the Company’s Significant Subsidiaries is set forth in Section 4.01(b) of the Company Disclosure Schedule. Neither the Company nor any Significant Subsidiary is in violation of its Organizational Documents in any material respect.

Section 4.02 Capital Structure.

(a) The authorized capital stock of the Company consists of 28,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, $0.02 par value per share (“Preferred Stock”). At the close of business on February 15, 2017 (the “Cutoff Date”), (i) 13,179,190 shares of Company Common Stock and no shares of Preferred Stock were issued and outstanding, (ii) zero shares of Company Common Stock were held in treasury, (iii) no shares of Preferred Stock were held in treasury or owned by a Subsidiary of the Company, (iv) (A) (I) 423,886 Restricted Shares were issued and outstanding (which number is not included as outstanding in clause (i)), (II) 28,337 RSUs were outstanding (which number is not included as outstanding in clause (i)), (B) zero shares of Company Common Stock were reserved for issuance under the LMI Aerospace, Inc. 2005 Long-Term Incentive Plan, as amended, and (C) 411,898 shares of Company Common Stock were reserved for issuance under the LMI Aerospace, Inc. 2015 Incentive Compensation Plan. All outstanding shares of Company Common Stock and all shares of Company Common Stock reserved for issuance as noted in clause (iv) of the preceding sentence, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable, free of pre-emptive or similar rights, and issued in all material respects in accordance with the registration and qualification provisions of applicable securities Law or pursuant to valid exemptions therefrom.

(b) Section 4.02(b) of the Company Disclosure Schedule sets forth the aggregate Company Equity Awards outstanding as of the Cutoff Date, including the Company Incentive Plan under which each such Company Equity Award was granted, the type of Company Equity Award and the vesting status of each such Company Equity Award. No outstanding award of Restricted Shares or RSUs was made pursuant to a form of award agreement that differs materially from those made available to Parent.

(c) Except as set forth in Section 4.02(c) of the Company Disclosure Schedule and except for any obligations pursuant to this Agreement or as set forth in subsections (a) and (b) above, (i) the Company does not have any shares of its capital stock issued, outstanding or reserved for issuance and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, profits interests or other similar rights, agreements, Contracts, undertakings or commitments of any kind relating to capital stock or other equity or voting interests of the Company to which the Company is a party or otherwise obligating the Company to (A) issue, transfer or sell any shares of capital stock or other equity or voting interests of the Company or securities convertible into or exchangeable for such shares or equity or voting interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, profits interests or other similar right, agreement, Contract, undertaking or arrangement, (C) redeem, repurchase, or otherwise acquire any such shares of capital stock or other equity or voting interests or (D) pay dividends or distributions to any Person in respect of shares of capital stock or other equity or voting interests of the Company.

(d) The Company has no Indebtedness or other obligations, the holders of which have the right to vote (or which are convertible into or exchangeable or exercisable for securities having the right to vote) with the shareholders of the Company or any of its Subsidiaries on any matter.

(e) Except as disclosed in Section 4.02(e) of the Company Disclosure Schedule, there are no shareholder agreements, registration rights agreements, voting trusts or other agreements or understandings to which the Company is a party or, to the Knowledge of the Company, among any security holders of the Company with respect to securities of the Company, with respect to the voting or registration of the capital stock or other voting or equity interest of the Company or any preemptive rights with respect thereto.

Section 4.03 Subsidiaries.

(a) Section 4.03(a) of the Company Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company, the jurisdiction of organization of each such Subsidiary and the legal ownership thereof. Except as set forth in Section 4.03(a) of the Company Disclosure Schedule, the Company is the beneficial and record owner, directly or indirectly, of all of the equity securities of each Subsidiary. All equity interests of the Company’s Subsidiaries (i) where the Subsidiary is a corporation, are duly authorized, validly issued, fully paid and non-assessable and (ii) where the Subsidiary is not a corporation, are duly created pursuant to the Laws of such Subsidiary’s jurisdiction of organization or formation, are issued and paid for in accordance with such Subsidiary’s Organizational Documents and are fully paid and non-assessable. Except to the extent pledged to lenders under the Credit Agreement, dated as of June 19, 2014, among the Company and the lenders from time to time parties thereto, as amended (the “Credit Facility”), or pledged under the Indenture, all such equity interests owned by the Company or its Subsidiaries are free and clear of Liens, other than restrictions imposed by applicable Law or the Organizational Documents of the Subsidiary.

(b) Except for the Subsidiaries disclosed in Section 4.03(a) of the Company Disclosure Schedule and the joint ventures disclosed in Section 4.03(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other voting or equity securities or interests in any Person. Neither the Company nor any of its Subsidiaries is obligated to make any contribution to the capital of, make any loan to, or guarantee Indebtedness of any Person (excluding the Company’s wholly-owned Subsidiaries).

(c) Except as disclosed in Section 4.03(c) of the Company Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, profit interests, or other similar rights, agreements, Contracts, undertakings or commitments of any kind relating to capital stock or other equity or voting interests of the Company’s Subsidiaries to which the Company or any of its Subsidiaries is a party or otherwise obligating any of the Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity or voting interests of any of the Subsidiaries or securities convertible into or exchangeable for such shares or equity or voting interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, profits interests or other similar right, agreement, Contract, undertaking or arrangement, (iii) redeem, repurchase, or otherwise acquire any such shares of capital stock or other equity or voting interests or (iv) pay dividends or distributions to any Person in respect of capital stock or other equity or voting interests of the Company’s Subsidiaries.

(d) None of the Company’s Subsidiaries have outstanding Indebtedness or other obligations or Indebtedness, the holders of which have the right to vote (or which are convertible into or exchangeable or exercisable for securities having the right to vote) with the shareholders of the Company or any of its Subsidiaries on any matter.

(e) There are no shareholder agreements, registration rights agreements, voting trusts or other agreements or understandings to which the Company or any of the Company’s Subsidiaries is a party with respect to the voting or registration of the capital stock or other voting or equity interests of the Company or any of its Subsidiaries or any preemptive rights with respect thereto.

Section 4.04 Corporate Authority; Board Action.

(a) The Company has all requisite corporate power and authority to (i) enter into and deliver this Agreement and (ii) consummate the Transactions, subject, with respect to this clause (ii) and solely in the case of consummating the Merger, to receipt of the Shareholder Approval. The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions contemplated by, and compliance with the provisions of, this Agreement by the Company have been duly and validly authorized by all necessary corporate action on the part of the Company, subject, in the case of filing the Summary Articles of Merger and consummating the Merger, to receipt of the Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the Parent Entities, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles (whether considered in a proceeding on equity or at law).

(b) The Board of Directors of the Company, at a meeting duly called and held at which all directors of the Company were present, duly and by vote of all independent members of the Board of Directors adopted resolutions (i) authorizing and approving the execution, delivery and performance of this Agreement and the Transactions, (ii) approving and declaring advisable this Agreement, the Merger and the other Transactions, (iii) declaring that the terms of this Agreement and the Transactions, including the Merger and the other Transactions, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the shareholders of the Company, (iv) directing that the approval of this Agreement be submitted to a vote at a meeting of the shareholders of the Company and (v) recommending that the shareholders of the Company approve this Agreement (this clause (v), the “Recommendation”).

Section 4.05 Government Approvals; Non-Contravention.

(a) Except as set forth in Section 4.05(a) of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement does not, and the consummation of the Transactions by the Company and compliance with the provisions hereof by the Company will not, require any consent, approval, order, waiver or authorization or permit of, action by, registration, declaration or filing with or notification to any Governmental Entity with respect to the Company or any of its Subsidiaries or any of their respective businesses or assets, other than (i) the Shareholder Approval, (ii) the filing of the Summary Articles of Merger with the Secretary of State of the State of Missouri and of appropriate documents evidencing the Merger with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business; (iii) the filing of a premerger notification and report form by the Company under the HSR Act, and the filings and receipt, termination or expiration as applicable, of such other approvals or waiting periods under any other applicable Antitrust Laws specified in Section 4.05(a) of the Company Disclosure Schedule; (iv) compliance with any applicable requirements of ITAR, including sections 122.4 and 129.8; (v) compliance with the applicable requirements of the DPA in connection with satisfaction of the condition set forth in Section 7.01(b)(iii); (vi) compliance with the applicable requirements of the Exchange Act including the filing with the SEC of the Proxy Statement and such other reports or filings under the Exchange Act as may be required in connection with this Agreement and the Transactions; (vii) any filings or notices required under the rules and regulations of Nasdaq or under applicable state securities and “blue sky” laws; and (viii) such other consents, approvals, orders, waivers, authorizations, permits, actions, registrations, declarations, filings or notifications the failure of which to make or obtain would not, individually or in the aggregate, (A) have a Company Material Adverse Effect or (B) otherwise prevent or materially delay the consummation of the Merger or any of the other Transactions or the Company’s ability to observe and perform its obligations hereunder.

(b) Except as set forth in Section 4.05(b) of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement do not, and the consummation of the Transactions and compliance with the provisions hereof by the Company will not, (i) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to, or to a right of, termination, modification, cancellation or acceleration of any obligation or to the loss of any benefit under any (A) Contract to which the Company or any of its Subsidiaries is a party or (B) Authorization applicable to the Company or any of its Subsidiaries, (ii) result in the creation of any pledges, liens, charges, mortgages, encumbrances, assignments or restrictions of any kind (each, a “Lien”) upon any of the properties, assets or rights of the Company or any of its Subsidiaries (other than any such Lien created solely as a result of any action taken by the Parent Entities), (iii) conflict with or result in any violation of (A) the Company’s Organizational Documents or (B) the Organizational Documents of any of its Subsidiaries or (iv) assuming that the consents and approvals referred to in Section 4.05(a) are obtained and assuming the accuracy of the representations and warranties of the Parent Entities set forth in Section 5.08, conflict with or violate any applicable Laws or any judgments, orders, or decrees of any Governmental Entity, in each case applicable to the Company or any of its Subsidiaries other than, in the case of clauses (i), (ii) and (iv), as would not, individually or in the aggregate, have a Company Material Adverse Effect or otherwise prevent or materially delay the consummation of the Merger or any of the other Transactions or the Company’s ability to observe and perform its obligations hereunder.

Section 4.06 SEC Documents and Financial Statements; Internal Controls and Disclosure Controls.

(a) The Company has filed all schedules, forms, statements, reports and other documents required to be filed by it with the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2015 (the schedules, forms, statements, reports and other documents filed with or furnished to the SEC since January 1, 2015, collectively, the “SEC Documents”). As of their respective effective dates (in the case of SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective dates of filing (in the case of all other SEC Documents), or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof, the SEC Documents complied, and each of the SEC Documents filed subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder. As of the time of filing with the SEC, none of the SEC Documents so filed or that will be filed subsequent to the date of this Agreement contained or will contain, as the case may be, any untrue statement of a material fact or omitted or will omit, as the case may be, to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such SEC Document has been amended or superseded by a later SEC Document filed prior to the date hereof. There has been no material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since January 1, 2015 and prior to the date hereof that is not available to the public on the SEC’s Electronic Data Gathering and Retrieval database. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the SEC Documents. To the Knowledge of the Company, as of the date hereof, none of the SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(b) Each of the consolidated financial statements (including, in each case, the notes thereto) of the Company included in the SEC Documents (i) have been prepared from, and in accordance with, the books and records of the Company and the Company’s Subsidiaries in all material respects and (ii) when filed, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly statements, to the extent permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end adjustments and the absence of footnotes). Since January 1, 2015, the Company has not received any written advice or written notification from its independent certified public accountants that it has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the financial statements or in the books and records of the Company and its Subsidiaries, any properties, assets, liabilities, revenues or expenses in any material respect or have identified any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information.

(c) Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any prohibited loans or “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to any director or executive officer (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries. The Company has been and is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(d) The Company has established and maintains a system of internal controls over financial reporting (as defined in and in accordance with the requirements of Rule 13a-15 under the Exchange Act). Such internal controls provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. Since January 1, 2015, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Board of Directors (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, (ii) any known fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal controls and the Company has made available to Parent copies of any written materials relating to each of the foregoing. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee from January 1, 2015 to the date of this Agreement.

(e) The Company has established and maintains disclosure controls and procedures (as such term is defined in and in accordance with the requirements of Rule 13a-15 under the Exchange Act), which disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company and its consolidated Subsidiaries required to be included in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

Section 4.07 No Undisclosed Liabilities. Except for matters reflected or reserved against in the most recent audited consolidated balance sheet of the Company (or the notes thereto) included in the SEC Documents filed prior to the date hereof, neither the Company nor any of its Subsidiaries has any liabilities or obligations (whether accrued, absolute, contingent, fixed or otherwise) of any nature that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of the Company (including the notes thereto) except liabilities and obligations that (a) were incurred in the ordinary course of business consistent with past practice since the date of the most recent audited balance sheet, (b) are incurred in connection with the Transactions or (c) individually or in the aggregate, have not had and would not have a Company Material Adverse Effect. Other than as disclosed in Section 4.07 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any material off balance sheet partnership, joint venture or any similar arrangement (including any Contract relating to any transaction or relationship between or among the Company and/or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose Person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act)).

Section 4.08 Absence of Certain Changes or Events. Between September 30, 2016 and the date of this Agreement, except as set forth in Section 4.08 of the Company Disclosure Schedule or as otherwise expressly required by this Agreement, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice, (b) the Company and its Subsidiaries have not taken any other action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach or violation of Section 6.01 and (c) there has not been any change, effect, event, state of facts, development or occurrence that, individually or in the aggregate, has had or would have a Company Material Adverse Effect.

Section 4.09 Litigation. Except as set forth in Section 4.09 of the Company Disclosure Schedule there is no suit, complaint filed under seal, action, claim (or counterclaim), litigation, charge or administrative, arbitration, mediation or other proceeding or governmental or regulatory investigation or proceeding brought, conducted or heard by or before any court or other Governmental Entity, arbitrator or mediator (each a “Litigation”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or to which any of their respective properties, assets or rights is subject that individually or in the aggregate, has had or would have a Company Material Adverse Effect or otherwise prevent or materially delay the consummation of the Merger or any of the other Transactions or the Company’s ability to observe and perform its obligations hereunder, or, to the Knowledge of the Company, otherwise resulted or would result in a Criminal Penalty (in each case, if adversely determined, and without regard to whether there is any indemnity, cost sharing or similar agreement or arrangement with any other Person but taking into account the extent to which the defense or liability is insured). There is no Order outstanding against the Company or any of its Subsidiaries or to which any of their respective properties, assets or rights is subject that, individually or in the aggregate, has had or would have a Company Material Adverse Effect or otherwise prevent or materially delay the consummation of the Merger or any of the other Transactions or the Company’s ability to observe and perform its obligations hereunder, or, to the Knowledge of the Company, otherwise resulted or would result in a Criminal Penalty.

Section 4.10 Governmental Authorizations; Compliance with Law.

(a) Except as set forth in Section 4.10(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries is, and since January 1, 2015 has been, in compliance with all Laws applicable to its business or operations or by which any of its properties or assets are bound and, to the Knowledge of the Company, has not received any written notice of any default or violation of such Laws, in each case except for instances of noncompliance that, individually or in the aggregate, have not had and would not have a Company Material Adverse Effect and, to the Knowledge of the Company otherwise have not resulted and would not result in a Criminal Penalty. Except as set forth on Section 4.10(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has in effect all approvals, authorizations, registrations, licenses, exemptions, permits and consents of Governmental Entities (collectively, “Authorizations”) necessary for it to conduct its business as presently conducted, except for such Authorizations the absence of which, individually or in the aggregate, have not had and would not have a Company Material Adverse Effect and, to the Knowledge of the Company, otherwise have not resulted and would not result in a Criminal Penalty. To the Knowledge of the Company, (i) neither the Company nor any of its Subsidiaries has, since January 1, 2015, received written notice that any such Authorizations will be terminated, revoked or modified, are threatened with suspension, or cannot be renewed in the ordinary course of business consistent with past practice, and (ii) there is no reasonable basis for any such termination, modification, suspension or nonrenewal, except, with respect to the foregoing clauses (i) and (ii), as individually or in the aggregate, have not had and would not have a Company Material Adverse Effect and otherwise have not resulted and, to the Knowledge of the Company, would not result in a Criminal Penalty.

(b) Except as set forth on Section 4.10(b) of the Company Disclosure Schedule, the Company and its Subsidiaries are, and have been since January 1, 2015, in compliance in all material respects with all applicable Laws relating to (i) the protection and restoration of the environment (including ambient and indoor air, soil, surface water, groundwater and natural resources), (ii) the manufacture, transport, use, treatment, storage, disposal or Release of Hazardous Materials and (iii) the protection of human health and safety from exposure to Hazardous Materials (“Environmental Laws”). Each of the Company and its Subsidiaries has in effect, and is in compliance with, all Authorizations required under Environmental Laws and necessary for it to conduct its business as presently conducted, except for such Authorizations the absence of which, or noncompliance with which, individually or in the aggregate, has not and would not have a Company Material Adverse Effect. Except as set forth in Section 4.10(b) of the Company Disclosure Schedule, since January 1, 2015, there has been no Release of Hazardous Materials on, at, above, under or from any facility or real property currently or formerly owned, leased or operated by the Company, any of its Subsidiaries or their respective predecessors, except as individually or in the aggregate, has not had and would not have a Company Material Adverse Effect. Neither the Company nor any Subsidiary has received any written notice alleging non-compliance with or liability under any Environmental Laws, including any request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or any equivalent notice under any Environmental Law, and no claim, action, proceeding or investigation pursuant to Environmental Laws is pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries except as has not resulted or would not result in any material Liability. Except as set forth on Schedule 4.10(b) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is subject to any Order imposing any material Liability under Environmental Law or has entered into or assumed, by contract or operation of Law, any material Liability under Environmental Law. For purposes of this Section 4.10(b), “Hazardous Material” means any substance, material or waste that is classified, characterized or regulated by any Governmental Entity as hazardous, toxic, a pollutant or contaminant, or words of similar meaning and effect, or that forms the basis for liability under any applicable Environmental Law.

(c) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any of their respective Representatives has, in the past five years, directly or indirectly through its Representatives (including any distributor, agent, sales intermediary or other third party), (i) taken any action in violation of the U.S. Foreign Corrupt Practices Act, as amended, and the rules and regulations thereunder, any applicable European anti-corruption Law or any other applicable anti-corruption Laws (collectively, “Anti-Corruption Laws”) or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any Government Official or to any other Person: (A) for the purpose of (1) improperly influencing any act or decision of any Government Official in their official capacity; (2) inducing any Government Official to do or omit to do any act in violation of their lawful duties; (3) securing any improper business advantage; or (4) inducing any Government Official to improperly influence or affect any act or decision of any Governmental Entity (clauses (1)-(4), collectively, “Public or Commercial Bribery”); or (B) in a manner which would constitute or have the purpose or effect of Public or Commercial Bribery, acceptance of, or acquiescence in, extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage that, in any such case, has resulted in or would reasonably be expected to result in civil liability to the Company or its Subsidiaries imposed by a court of law or other Governmental Entity and that is material to the Company and its Subsidiaries, taken as a whole, or in a Criminal Penalty.

(d) To the Knowledge of the Company, there have been no false or fictitious entries made in the books and records of the Company or its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and neither the Company nor any of its Subsidiaries has established or maintained a secret or unrecorded fund that, in any such case, has resulted in or would reasonably be expected to result in civil liability to the Company or its Subsidiaries imposed by a court of law or other Governmental Entity and that is material to the Company and its Subsidiaries, taken as a whole, or in a Criminal Penalty.

(e) To the Knowledge of the Company, none of the Company, its Subsidiaries or any of its or their respective directors, officers, employees or independent contractors in the past five years has been convicted of violating any anti-corruption Laws or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any applicable anti-corruption Laws that, in any such case, has resulted in or would reasonably be expected to result in civil liability to the Company or its Subsidiaries imposed by a court of law or other Governmental Entity and that is material to the Company and its Subsidiaries, taken as a whole, or in a Criminal Penalty.

(f) To the Knowledge of the Company, none of the Company, its Subsidiaries or any of its or their respective directors, officers or employees, or, any distributor, agent, representative, sales intermediary or other third party acting on behalf of the Company or any of its Subsidiaries, has taken any action in the past five years in violation of any applicable export control Laws, trade or economic sanctions Laws, or anti-boycott Laws of the United States or any other applicable jurisdiction, including: The Arms Export Control Act (22 U.S.C.A. § 2278), the Export Administration Act (50 U.S.C. App. §§ 2401-2420) (“EAA”), the International Traffic in Arms Regulations (22 C.F.R. 120-130), the Export Administration Regulations (15 C.F.R. 730 et seq.), the Office of Foreign Assets Control Regulations (31 C.F.R. Chapter V), the Customs Laws of the United States (19 U.S.C. § 1 et seq.), the International Emergency Economic Powers Act (50 U.S.C. § 1701-1706), the U.S. Commerce Department antiboycott regulations (15 C.F.R. 560), the U.S. Treasury Department antiboycott requirements (26 U.S.C. § 999), any other export control regulations issued by the agencies listed in Part 730 of the Export Administration Regulations, or any applicable non-U.S. Laws of a similar nature, that, in any such case, has resulted in or would reasonably be expected to result in civil liability to the Company or its Subsidiaries imposed by a court of law or other Governmental Entity and that is material to the Company and its Subsidiaries, taken as a whole, or in a Criminal Penalty. To the Knowledge of the Company, the Company and its Subsidiaries have obtained all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, import and re-export of their respective products, services, software and technology, the failure of which to have been obtained has resulted in or would result in civil liability to the Company or its Subsidiaries imposed by a court of law or other Governmental Entity and that is material to the Company and its Subsidiaries, taken as a whole, or in a Criminal Penalty. There are no material pending, or to the Knowledge of the Company threatened, civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions involving the Company or any of its Subsidiaries relating to Laws identified in this Section 4.10(f).

(g) None of the Company or any of its Subsidiaries or any of their directors or officers or, to the Knowledge of the Company, their other employees is a Sanctioned Person. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company’s and its Subsidiaries’ directors or officers or, to the Knowledge of the Company, their other employees are in compliance with, and have not since January 1, 2015 violated, any applicable Sanctions; (ii) there are no pending claims or, to the Knowledge of the Company, claims threatened against the Company or any of its Subsidiaries with respect to any applicable Sanctions; (iii) the Company and all of its Subsidiaries have in place controls and systems reasonably designed to promote compliance with applicable Sanctions; (iv) the Company and its Subsidiaries are in compliance with all applicable Laws relating to imports, including Title 19 of the U.S. Code (“ U.S.C. ”) and Title 19 of the Code of Federal Regulations (“C.F.R. ”); (iv) the Company and its Subsidiaries conduct their respective businesses in compliance with applicable provisions of U.S. export control laws and regulations, including the Arms Export Control Act (22 U.S.C. 2778 et seq.), ITAR, EAA, the Export Administration Regulations (15 C.F.R. 730 et seq.), the Foreign Trade Regulations (15 C.F.R. Part 30), the U.S. anti-boycott laws and regulations (as set forth in the EAA amended in 1977 and 26 U.S.C. § 999) and associated executive orders related to any such applicable Laws relating to exports to the countries where the Company and its Subsidiaries conduct business; (v) the Company is registered with the DDTC, United States Department of State, as an entity that engages in the United States in the business of manufacturing or exporting “defense articles” or furnishing “defense services” as those terms are defined in ITAR, in connection with the operation of its business; and (vi) neither the Company nor any of its Subsidiaries manufactures “defense articles,” exported “defense articles” or furnished “defense services” or “technical data” to foreign nationals in the United States or elsewhere, as those terms are defined in 22 C.F.R. part 120, except pursuant to a valid Authorization or other valid legal authorization and otherwise in accordance with applicable Law.

(h) None of the Company or any of its Subsidiaries has any material unrecorded liabilities as a result of the failure to comply with escheat and unclaimed property Laws.

Section 4.11 Material Contracts.

(a) Except for this Agreement, for Contracts filed as an exhibit to the SEC Documents or as disclosed in Section 4.11(a) of the Company Disclosure Schedule, as of the date of this Agreement (a) neither the Company nor any of its Subsidiaries is a party to, and (b) none of the Company, any of its Subsidiaries, or any of their respective properties, assets or rights is bound by any:

(i) Contract that is or would be required to be filed by the Company as a “material contract” with the SEC pursuant to Item 601 of Regulation S-K under the Securities Act;

(ii) Contract of employment, consulting, management, separation, severance, indemnification, or similar agreement with any (A) Person holding more than 5% of the fully diluted shares of the Company’s Common Stock at December 31, 2015, (B) director or corporate officer of the Company or any of its Subsidiaries or (C) any Management-Level Employee;

(iii) Contract of employment, consulting, management, separation, severance, indemnification, or similar agreement with any employee, consultant or independent contractor providing for total annual compensation (exclusive of benefits costs) from the Company or any Subsidiary in excess of $250,000 and which is not terminable by the Company or any Subsidiary upon less than 90 days’ notice without severance, penalty or other obligations other than under any applicable Law;

(iv) loan, credit agreement, note, mortgage, indenture, bond, letter of credit or other obligation or agreement or other instrument entered into by the Company or any Subsidiary for or relating to Indebtedness (including capitalized lease obligations, but for purposes of clarity, excluding any operating lease obligations), in each case involving obligations in excess of $1,000,000, or any guarantee by the Company or any Subsidiary of third-party obligations or any guarantee by a third party of such obligations of the Company or any Subsidiary, in each case other than accounts receivable and payable and loans made by or to the Company to or by any of its Subsidiaries or among Subsidiaries;

(v) Collective Bargaining Agreement;

(vi) Contract for the lease or sublease of personal property with an annual base rental obligation of more than $500,000 or a total remaining rental obligation of more than $1,000,000;

(vii) joint venture, strategic alliance, partnership, limited liability company agreement or similar agreement or arrangement with any other Person;

(viii) Contract (A) limiting the type of business activity of the Company, any Subsidiary or other Affiliate (including Parent and its Affiliates after the Merger) or limiting the freedom of the Company or any of its Subsidiaries or other Affiliate (including Parent and its Affiliates after the Merger) to engage in any line of business in any geographic area, to compete with any Person (other than the Company or any Subsidiary) or to solicit customers, in each case to the extent such limitation is material to the business of the Company and its Subsidiaries, taken as a whole or (B) that contains pricing or margin provisions that provide “most favored nation” or similar provisions with respect to pricing to a Significant Customer of the Company;

(ix) Contract (other than any Contracts of the type described in clauses (i)—(viii) above, irrespective of the dollar threshold, and other than real or personal property leases) requiring payments by the Company or any Subsidiary in excess of $1.0 million per year and which are not terminable by the Company or such Subsidiary upon less than 180 days’ notice;

(x) Contract relating to an acquisition, divestiture, merger or similar transaction that contains representations, covenants, indemnities or other obligations (including payment, indemnification, purchase price adjustment, “earn-out” or other contingent obligations) of the Company or any of its Subsidiaries that are still in effect and would reasonably be expected to result in payments in excess of $100,000 for any such Contract individually or $1,000,000 in the aggregate for all such Contracts;

(xi) other than an acquisition subject to clause (x) above, Contract that obligates the Company to make any capital commitment or expenditure (including pursuant to any joint venture) in excess of $500,000;

(xii) Contract that limits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, limits the pledging of the capital stock of the Company or any of its Subsidiaries or limits the issuance of guarantees by any Subsidiary of the Company;

(xiii) Contract permitting or restricting the use by the Company or any Subsidiary of Intellectual Property that is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole (other than licenses or access rights to off-the-shelf software or cloud-based software solutions requiring payments by the Company or any Subsidiary of less than $500,000 over the life of the license or subscription);

(xiv) Contract relating to any interest rate, derivatives, hedging or similar transaction that is material to the business of the Company and its Subsidiaries, taken as a whole;

(xv) Government Contract or an Order of a Governmental Entity to which the Company or any of its Subsidiaries is subject involving future performance by the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries, taken as a whole;

(xvi) (A) material Contract with any Significant Customer or (B) Contract with any Significant Supplier requiring payments by the Company or any Subsidiary in excess of $1.0 million per year, in each case with respect to clauses (A) and (B), other than purchase orders or similar agreements issued under long-term or other master agreements;

(xvii) Contract that grants any rights of first refusal, rights of first negotiation or other similar rights to any Person with respect to the sale, transfer, pledge or other disposition of (A) any business or assets of the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries, taken as a whole, or (B) any Subsidiary of the Company;

(xviii) Contract that would reasonably be expected to prohibit or materially delay the Transactions; and

(xix) any other Contract that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries in excess of $1.0 million during any 12-month period after the date hereof.

Each Contract of the type described in clauses (i) through (xix) above is referred to herein as a “Material Contract.”

(b) Except as set forth in Section 4.11(b) of the Company Disclosure Schedule, and except as, individually or in the aggregate, have not had and would not have a Company Material Adverse Effect: (i) each Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and is in full force and effect and enforceable against the Company or its Subsidiary in accordance with its terms subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights and to general equitable principles (whether considered in a proceeding in equity or at law); (ii) to the Knowledge of the Company, each Material Contract is valid and binding on the other parties thereto, is in full force and effect and enforceable against such other party in accordance with its terms subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights and to general equitable principles (whether considered in a proceeding in equity or at law); (iii) the Company and each of its Subsidiaries and, to the Knowledge of the Company, each other party thereto has performed in all material respects all obligations required to be performed by it to date under each Material Contract and is not in breach or default under such Material Contract; (iv) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received written notice of default or breach under any Material Contract or of the existence of any event or condition which constitutes, or, after notice or with or without the lapse of time or both, will constitute, a default or breach or alleged default or breach on the part of the Company, or any of its Subsidiaries and, to the Knowledge of the Company, no such condition exists; and (v) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received written notice from any other party to a Material Contract with respect to the termination, non-renewal or renegotiation in any material respect of the terms of, and, to the Knowledge of the Company, no such other party intends to terminate, not renew, or renegotiate in any material respect the terms of, any Material Contract.

(c) The Company has made available to Parent, as of the date of this Agreement, true and complete copies of (including all material amendments or modifications to), all Material Contracts.

Section 4.12 Employee Benefit Plans.

(a) Each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA and each bonus, incentive, deferred compensation, profit sharing, pension, retirement, equity purchase, equity option, equity-based compensation, severance, employment, termination, retention, change of control, post-retirement health or welfare benefit, medical, disability, vacation pay, sick pay, or other benefit or compensation plan, program, arrangement or agreement that is sponsored, maintained, contributed or required to be contributed to by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has any Liability, in each case for the benefit of their current or former employees, officers, directors or independent contractors is hereinafter referred as a “Company Benefit Plan.” Section 4.12(a) of the Company Disclosure Schedule sets forth a list of each material Company Benefit Plan.

(b) The Company has made available to Parent true and complete copies of (i) each material Company Benefit Plan and any related trust or funding agreement (or, with respect to any unwritten Company Benefit Plan, a written description thereof), (ii) the most recent summary plan description and summary of material modifications, if any, with respect to each material Company Benefit Plan, (iii) the most recent actuarial report or other financial statement, if any, relating to each material Company Benefit Plan and (iv) the most recent determination letter or opinion letter, if any, issued by the IRS with respect to such Company Benefit Plan and any pending request for such a determination letter.

(c) Except as set forth in Section 4.12(c) of the Company Disclosure Schedule: (i) each Company Benefit Plan has been established, operated, funded and administered in all material respects in accordance with its terms and with applicable Laws, including, but not limited to, ERISA and the Code, and all other applicable agreements and instruments; (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is maintained pursuant to a prototype or volume submitter document for which the Company may properly rely on the applicable opinion or advisory letter, and, to the Knowledge of the Company, no event has occurred (either by reason of any action or failure to act) that would reasonably be expected to cause the loss of such qualification; (iii) no Company Benefit Plan provides and neither the Company nor any of its Subsidiaries has any obligation to provide health, life or other insurance benefits (whether or not insured), with respect to current or former employees, officers, directors or independent contractors of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or similar state Law (collectively, “COBRA”) or other than with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA; and (iv) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other Person has engaged in a transaction in connection with which the Company or any of its Subsidiaries would reasonably be expected to be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code.

(d) Neither the Company nor any of its Subsidiaries sponsors, maintains or contributes to any Company Benefit Plan subject to Title IV of ERISA or Section 412 or 430 of the Code. The Company is not, and has not been, subject to any liability, contingent or otherwise, which could result in any liability to the Company or any of its Subsidiaries with respect to Title IV of ERISA or Section 412 or 430 of the Code, including by reason of any ERISA Affiliate. “ERISA Affiliate” means any Person (other than the Company and its Subsidiaries) that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company or any of its Subsidiaries, or that is a member of the same “controlled group” as the Company or any of its Subsidiaries pursuant to Section 4001(a)(14) of ERISA.

(e) All required contributions of the Company or any of its Subsidiaries have been made or properly accrued in all material respects with respect to each Company Benefit Plan.

(f) Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code is in all material respects in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder, to the extent such section and such guidance are applicable to such Company Benefit Plan. To the Knowledge of the Company, all prior instances of operational and/or documentary non-compliance with respect to Section 409A of the Code have been corrected under applicable Internal Revenue Service guidance. There is no agreement, plan or other arrangement to which the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes imposed pursuant to Section 409A of the Code.

(g) Except as set forth in Section 4.12(g) of the Company Disclosure Schedule, the consummation of the Transactions alone, or in combination with any other event, including the termination of the employment or engagement of any employee, officer, director or independent contractor of the Company or any of its Subsidiaries (whether current, former or retired) or their beneficiaries, could not (a) give rise to any liability for severance pay, unemployment compensation, termination pay or any other compensatory payment or benefit, or (b) accelerate the time of payment or vesting or funding of, or increase the amount of, any compensation or benefit due any such current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries or their beneficiaries.

(h) Except as set forth in Section 4.12(h) of the Company Disclosure Schedule, no amount paid or which could become payable (whether in cash or property or the vesting of property) by the Company or any of its Subsidiaries as a result of the consummation of the Merger or any of the other Transactions (in each case, alone, or in combination with any other event, whether or not such other event could reasonably be expected to occur) to any of their respective employees, officers, directors or independent contractors, or otherwise, could not reasonably be expected to not be deductible by reason of Section 280G of the Code or could not reasonably be expected to be subject to an excise tax under Section 4999 of the Code. There is no agreement, plan or other arrangement to which the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes imposed pursuant to Section 4999 of the Code.

(i) As of the date hereof, there are (a) to the Knowledge of the Company, no current or pending material audits or investigations by any Governmental Entity involving Company Benefit Plans and (b) no pending or asserted (in writing) or, to the Knowledge of the Company, threatened material claims (excluding, for the avoidance of doubt, routine claims for benefits), suits or proceedings against or with respect to any Company Benefit Plans.

(j) As of the date hereof, (i) all contributions required to be made with respect to each Company Benefit Plan which is for the benefit of any employee or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries who is located outside or whose principal place of work is outside the United States (each an “International Plan”) have been timely made or accrued on the financial statements of the applicable employer, (ii) all International Plans that under applicable Laws require registration have been duly registered with the necessary Governmental Entity and no event has occurred which is reasonably likely to cause the loss of such registered status, (iii) the Company and each

Subsidiary has complied with and performed all material obligations under and in respect of the International Plans under the terms thereof, any funding agreements and all applicable laws (including any fiduciary, funding, investment and administration obligations), (iv) all employer and employee payments, contributions or premiums required to be made or paid by the Company or any of its Subsidiaries to any International Plan have been made or paid in a timely fashion in accordance with the terms of such plans, any funding agreement and applicable Laws, (v) there are no taxes, penalties or interest owing in respect of any International Plan and (vi) the solvency liabilities of each International Plan (using actuarial methods and assumptions which are consistent with the valuations last filed with the applicable Governmental Entities and which are consistent with generally accepted actuarial principles) do not exceed the market value of the assets held in connection with such plan in any material respect.

Section 4.13 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is, or has in the past five (5) years been, a party to any Collective Bargaining Agreement. Except as set forth in Section 4.13(a) of the Company Disclosure Schedule, (i) there are not and in the past five (5) years there have not been any formal petitions filed or elections held for union representation or, to the Knowledge of the Company, any union-organizing activities concerning any employees of the Company or any of its Subsidiaries, (ii) there are no labor disputes, including strikes, slowdowns, work stoppages, lockouts, arbitrations, unfair labor practice charges or grievances, pending or, to the Knowledge of the Company, threatened, nor have there been any labor disputes in the past five (5) years.

(b) Each of the Company and its Subsidiaries is in compliance in all material respects with its obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) and any similar state or local “mass layoff” or “plant closing” Laws and all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, wages and hours, occupational safety and health, collective bargaining, discrimination, retaliation, civil rights, veterans’ rights, immigration laws, proper classification of employees as exempt and non-exempt and as employees and independent contractors, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax.

Section 4.14 Tax Matters. Except as set forth in Section 4.14 of the Company Disclosure Schedule:

(a) The Company and each of its Subsidiaries have timely filed, or caused to be timely filed, taking into account any extension of time within which to file, all U.S. federal income Tax and other material Tax Returns required to be filed by any of them. All such Tax Returns are complete and accurate in all material respects. The Company and each of its Subsidiaries have paid or caused to be paid all material Taxes that are required to be paid by any of them whether or not shown to be due on any Tax Returns, except with respect to matters contested in good faith and for which adequate reserves have been established and maintained on the financial statements of the Company and its Subsidiaries if required by, and in accordance with, GAAP.

(b) The most recent audited consolidated balance sheet of the Company (or the notes thereto) included in the SEC Documents filed prior to the date hereof properly accrues in accordance with GAAP the material liabilities of the Company and its Subsidiaries for Taxes with respect to all periods through the date of such balance sheet.

(c) There are no audits, examinations, investigations or other proceedings by a Governmental Entity pending or, to the Knowledge of the Company, threatened in writing in respect of U.S. federal income Taxes or other material Tax matters, of the Company or its Subsidiaries. No extension or waiver of the limitation period applicable to any U.S. federal income Tax Return or other material Tax Return of the Company or any of its Subsidiaries is in effect (other than any automatic extension of the time for filing a Tax Return).

(d) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(e) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof.

(f) Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury regulations during any open tax periods which have not been properly disclosed on a Tax Return delivered or made available to Parent.

(g) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in or exclude any material item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) closing agreement described in Section 7121 of the Code (or any similar provision of other applicable Tax Law) entered into on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or before the Closing Date, (iv) prepaid amount received on or before the Closing Date (other than in the ordinary course of business consistent with past practice), or (v) Indebtedness discharged with respect to which an election has been made under Section 108(i) of the Code.

(h) Neither the Company nor any of its Subsidiaries is a party to any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement, which obligates the Company or any of its Subsidiaries to indemnify another party to any such agreement for tax obligations after the Closing, other than (i) agreements solely among the Company and its wholly-owned Subsidiaries, (ii) credit agreements and other debt documents, (iii) other agreements not primarily about Taxes, (iv) agreements entered into in the ordinary course of business providing for the allocation or payment of real property Taxes attributable to real property leased or occupied by the Company or its Subsidiaries, (v) agreements entered into in the ordinary course of business for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold in the ordinary course of business, and (vi) agreements pursuant to which the Company or one or more of its Subsidiaries is solely a beneficiary of, and not an obligor under, the tax indemnification, sharing or allocation provisions of such agreement (a “Tax Sharing Agreement”).

Notwithstanding anything to the contrary in this Agreement, the representations and warranties contained in this Section 4.14, and the representations and warranties contained in Section 4.12 that relate to Taxes, are the only representations and warranties being made with respect to Taxes.

As used in this Agreement, (i) “Tax” or “Taxes” means all federal, state, local and non-U.S. taxes, including, without limitation all income, profit, gross receipts, capital, net worth sales, use, transfer, franchise, inventory, capital stock, value added, ad valorem, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, and customs duties, (including all interest, penalties, and additions to tax) imposed by any Governmental Entity whether disputed or not, and including any liability for taxes as a transferee or a successor; and (ii) “Tax Return” means any return, report or similar filing (including any amendments, schedules, or attachments thereto) filed or required to be filed with respect to Taxes with any Governmental Entity.

Section 4.15 Property. Except as set forth in Section 4.15 of the Company Disclosure Schedule or as individually or in the aggregate, have not had and would not have a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries has good, valid and marketable title to, or a good and valid leasehold or sublease interest or other comparable contract rights in or relating to, all of the real and other properties and assets which are reflected on the most recent consolidated balance sheet of the Company contained in the SEC Documents as being owned by the Company or one of its Subsidiaries or have been acquired after the date hereof, in each case free and clear of any Liens other than Permitted Liens, except as have been disposed of in the ordinary course of business consistent with past practice since the date of such balance sheet; (ii) the Company and each of its Subsidiaries have complied with the terms of all leases or subleases to which it is a party and under which it is in occupancy, and all leases to which the Company or any of its Subsidiaries is a party are valid, binding and in full force and effect; (iii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice of any breach or default with respect to any lease or sublease to which it is a party which breach or default continues on the date of this Agreement; (iv) the use and operation of the owned and leased real property used by the Company and its Subsidiaries do not violate any Law, covenant, condition, restriction, easement, license, permit or agreement and (v) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received written notice from any lessor with respect to the termination, non-renewal or renegotiation of the terms of, and to the Knowledge of the Company, no lessor intends to terminate, not renew or renegotiate the terms of, any such lease. Section 4.15 of the Company Disclosure Schedule lists all material real property leased or owned by the Company and its Subsidiaries, and the address for each such property and landlord and tenant for each such lease.

Section 4.16 Intellectual Property.

(a) Except as, individually or in the aggregate, have not had and would not have a Company Material Adverse Effect (i) the Company or a Subsidiary is the exclusive owner of all Owned Intellectual Property that is subject to an application or registration (“Company Registered IP ”) and to the Knowledge of the Company all unregistered Owned Intellectual Property, free and clear of all Liens other than Permitted Liens, (ii) all Company Registered IP is subsisting and, to the Knowledge of the Company, valid and enforceable and (iii) the Company or one or more of its Subsidiaries is licensed or otherwise possesses valid and enforceable rights to use all Company Intellectual Property that is not Owned Intellectual Property.

(b) Except as, individually or in the aggregate, have not had and would not have a Company Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened claims by any Person alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise conflicted with the Intellectual Property of any Person, (ii) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries has not infringed, misappropriated or otherwise conflicted with and does not infringe, misappropriate or otherwise conflict with, any Intellectual Property of any Person and (iii) to the Knowledge of the Company, no person is infringing, misappropriating or otherwise conflicting with any Owned Intellectual Property.

(c) Except as set forth on Section 4.16(c) of the Company Disclosure Schedule and except where the failure to do so has not had and would not have a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable steps to protect and preserve their rights in all material Company Intellectual Property (including maintaining the secrecy of all confidential material Company Intellectual Property).

(d) Except as set forth in Section 4.16(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has licensed any Owned Intellectual Property to any third party except on a non-exclusive basis in connection with the sale of products in ordinary course of business, nor has the Company or any of its Subsidiaries entered into any Contract limiting or imposing any material obligation or condition on its right or ability to use, license, sell, distribute or otherwise exploit fully any material Owned Intellectual Property.

(e) Since January 1, 2015, there has been no settlement, forbearance to sue, consent, judgment or order to which the Company or any of its Subsidiaries is a party or with respect to which such party is bound that (i) materially restricts the rights of the Company or any of its Subsidiaries to use, license, sell, distribute or otherwise exploit fully any material Owned Intellectual Property or (ii) permits third parties to use any material Owned Intellectual Property other than on behalf of the Company and its Affiliates.

(f) (i) Each of the Company and its Subsidiaries is in compliance in all material respects with its privacy policies and terms of use and with all applicable data protection, privacy and other Laws governing the collection, use, storage, distribution, transfer or disclosure (whether electronically or in any other form or medium) of any information or data, and (ii) since January 1, 2015, to the Knowledge of the Company, there have been no incidents of unauthorized access to data or breach of the Company’s or any Subsidiary’s security systems, except, in each case of each of clause (i) and clause (ii), as individually or in the aggregate, have not had and would not have a Company Material Adverse Effect.

(g) Except as would not, individually or in the aggregate, have or be expected have a Company Material Adverse Effect, (i) the computer software, hardware, firmware, networks, platforms, servers, interfaces, applications, web sites and related systems used by the Company or any of its Subsidiaries are sufficient for the current needs of the Company and its Subsidiaries in all material respects, and (ii) there have been no operational or continued failures, disruptions, substandard performance, breakdowns, bugs or outages or other adverse events since January 1, 2015 affecting any of such systems that have had, or would be expected to result in, any disruption to or adverse impact on the operation of any of the respective businesses of the Company or any of its Subsidiaries.

Section 4.17 Insurance. Except as, individually or in the aggregate, have not had and would not have a Company Material Adverse Effect, (a) the Company and its Subsidiaries maintain insurance in a form and amount that is customarily carried by Persons conducting business similar to that of the Company and which the Company believes is adequate for the operations of its business, (b) all insurance policies of the Company and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof and all premiums thereon have been paid in full, (c) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy or has taken any action or failed to take any action which, with notice or lapse of time, would constitute such a breach or default or permit termination or modification of any of the insurance policies and (d) no written notice of cancellation, invalidation or termination or, as of the date of this Agreement, denial of coverage, rejection of a claim or adjustment in the amount of premiums payable has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

Section 4.18 Affiliate Transactions. Except as set forth in Section 4.19 of the Company Disclosure Schedule, there are no, and since January 1, 2015 there have not been, any transactions, Contracts, agreements, arrangements or understandings or series of related transactions, Contracts, agreements, arrangements or understandings (each, an “Affiliate Transaction”), nor are there any of the foregoing currently proposed, that (if proposed but not having been consummated or executed, if consummated or executed) would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the SEC Documents filed prior to the date hereof. The Company has made available to Parent copies of each Contract or other relevant documentation (including any amendments or modifications thereto) available as of the date of this Agreement with respect to each Affiliate Transaction. There are no fees payable to any Company Affiliate arising out of or relating to the Merger, the other Transactions or this Agreement.

Section 4.19 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by the Parent Entities in writing expressly for inclusion therein. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 4.20 Voting Requirements. The only vote of the holders of any class or series of capital stock of the Company necessary for the Company to approve this Agreement and approve the Transactions, including the Merger, is the affirmative vote of the holders of at least two-thirds of the outstanding shares of Company Common Stock, entitled to vote thereon, at a duly called shareholders’ meeting or any adjournment or postponement thereof (the “Shareholder Approval”).

Section 4.21 Finders or Brokers. No broker, investment banker, financial advisor or other person (other than Lazard Freres & Co, LLC (“Lazard”)) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. A copy of the engagement letter between the Company and Lazard, as amended and in effect as of the date hereof, has been provided to Parent prior to the date hereof which copy is true and complete subject to redactions of the portions of such letter relating to the calculation of the fee payable to Lazard. The Company has separately provided Parent with the result of a calculation of the approximate amount of the fee that will be payable to Lazard as a result of the Merger.

Section 4.22 Opinion of Financial Advisor. The Board of Directors has received the oral opinion of Lazard to be confirmed in writing, dated as of the date of this Agreement, to the effect that, as of such date, and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock (excluding shares to be canceled in accordance with Section 3.01(b) and except as provided in Section 3.01(d) with respect to the Appraisal Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders (the “Fairness Opinion”) and such opinion has not been modified, revoked or rescinded in any respect as of the date hereof. A written copy of the Fairness Opinion will be delivered to Parent for informational purposes only promptly following execution of this Agreement.

Section 4.23 Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties of the Parent Entities in Section 5.08 (Ownership of Company Common Stock), no Takeover Law applies or purports to apply to the Company with respect to this Agreement, the Merger and the other Transactions. The Company does not have any shareholder rights plan, “poison pill” or similar arrangement in effect.

Section 4.24 Government Contracts. Except as have not had and would not have, a Company Material Adverse Effect, or as set forth on Section 4.24 of the Company Disclosure Schedule: (i) no goods or services delivered by the Company or any of its Subsidiaries under any Contract with a Governmental Entity (a “Government Contract”) have been rejected or suspended by any Governmental Entity as not complying with Contract specifications or requirements; (ii) no money due to the Company or its Subsidiaries has been withheld or set off by or on behalf of a Governmental Entity with respect to any Government Contract; (iii) each Government Contract was legally awarded, is binding on the parties thereto, and is in full force and effect; (iv) no Government Contract is currently the subject of bid or award protest proceedings; (v) the Company and its Subsidiaries are in compliance in all respects with all representations and certifications made to Governmental Entities in response to requests for proposals pursuant to which Government Contracts with Governmental Entities were awarded; (vi) the Company and its Subsidiaries are in compliance in all respects with the provisions of such Government Contracts; and (vii) within the past five years, neither the Company nor any of its Subsidiaries has been suspended or debarred from doing business with any Governmental Entity, or been the subject of a finding of non-responsibility or ineligibility for contracting with any Governmental Entity.

Section 4.25 Customers and Suppliers. Section 4.25 of the Company Disclosure Schedule sets forth a list showing the five (5) largest customers (each, a “Significant Customer”) and the ten (10) largest suppliers (each, a “Significant Supplier”) of the Company and any of its Subsidiaries, in each case, determined by total sales (or purchases, in the case of Significant Suppliers) during the twelve (12) month period ending on December 31, 2016. Except as set forth in Section 4.25 of the Company Disclosure Schedule, there are no agreements, arrangements, understandings or other Contracts, written or oral, nor is there any pattern or course of dealing or conduct, in each case, with any Significant Customer or Significant Supplier that is materially inconsistent with the express terms and conditions of the Material Contracts disclosed in Section 4.11(a)(xvi) of the Company Disclosure Schedule. Except as set forth on Section 4.25 of the Company Disclosure Schedule, to the Knowledge of the Company, since January 1, 2015, no Significant Customer or Significant Supplier has indicated in writing or otherwise an intention to (i) stop or materially reduce purchasing products or services from, or selling products or services to, the Company or any of its Subsidiaries, as applicable, or (ii) change, materially and adversely, the amount of or the terms and conditions on which it purchases products or services from, or sells products or services to, the Company or any of its Subsidiaries, as applicable.

Section 4.26 Product Warranty; Aviation Regulation Compliance. Except as set forth on Section 4.26 of the Company Disclosure Schedule, since the date of the most recent audited balance sheet, except as has not been, and would not be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, (a) each product manufactured, sold, leased or delivered by the Company or any of its Subsidiaries has been in substantial conformity with all applicable contractual specifications and all express and implied warranties made by the Company or any of its Subsidiaries (except to the extent non-conformity is not material, otherwise consented to by a customer or is being resolved by the Company with the customer in a manner consistent with the course of dealing between the Company and such customer), and neither the Company nor any of its Subsidiaries has any material liability for replacement or repair of such non-conforming product or other Damages in connection with such non-conforming product, (b) since January 1, 2015, (i) each of the Company’s Significant Customers is in compliance with all applicable Laws prescribed by the U.S. Federal Aviation Administration (“FAA”) under Title 14 of the Code of Federal Regulations and similar Laws prescribed by foreign aviation authorities (such Laws, including those prescribed by the FAA, collectively, “Aviation Regulations”), (ii) the Company has not been subject to an investigation with respect to or made voluntary disclosures with respect to potential violations of any Aviation Regulations and (iii) the Company has not been cited by the FAA or foreign aviation authorities for any material discrepancies or violations during inspections or audits. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, the Company has not received any Air Worthiness Directives (as such term is defined in the Federal Aviation Regulations, 14 C.F.R. § 39, as amended) issued by the FAA (or, with respect to such issuances by any foreign aviation Governmental Entity, the foreign equivalent thereof) pursuant to which a known safety deficiency was found in any of the products of the Company or any of its Subsidiaries at any time since January 1, 2015, and no such Air Worthiness Directives are pending.

Section 4.27 No Additional Representations. Except for the representations and warranties set forth in this Agreement (including in this Article IV and any certificates delivered pursuant to Section 7.02 of this Agreement) all of which the Parent Entities are relying upon, neither the Company nor any other Person acting on behalf of the Company makes any representation or warranty, express or implied, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to the Parent Entities, or any of their Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses, or (b) any oral or, except for the representations and warranties made by the Company in this Article IV or in any certificate delivered pursuant to Section 7.02 of this Agreement, written information presented or otherwise provided or made available to the Parent Entities or any of their Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. The representations and warranties set forth in this Agreement (including in this Article IV and any certificates delivered pursuant to Section 7.02 of this Agreement), are made solely by the Company, and none of the Company Representatives, acting in their individual capacity, shall have any responsibility or liability related thereto.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF THE PARENT ENTITIES

Except as set forth in the disclosure schedules delivered by the Parent Entities to the Company concurrently with the execution of this Agreement, the Parent Entities jointly and severally represent and warrant to the Company as follows:

Section 5.01 Organization; Qualification. Each of the Parent Entities is an entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite power and authority to carry on its business as presently conducted, except where the failure to have such power and authority would not, individually or in the aggregate, be reasonably expected to prevent or materially delay consummation of the Merger and the other Transactions, or the Parent Entities’ ability to observe and perform their material obligations hereunder (the “Parent Material Adverse Effect ”).

Section 5.02 Authority; Government Approvals; Non-Contravention.

(a) Each of the Parent Entities has all requisite corporate power and authority to enter into and deliver this Agreement and, subject to adoption of this Agreement by Intermediate Co as sole shareholder of Sub (which adoption will occur immediately following the execution of this Agreement) and the filing of the Summary Articles of Merger pursuant to the MGBCL, to consummate the Transactions, including the Merger. The execution, delivery and performance of this Agreement by each of the Parent Entities, the consummation of the Merger and the other Transactions and compliance with the provisions of this Agreement by each of the Parent Entities, have been duly and validly authorized by all requisite corporate action on the part of each of the Parent Entities, and no other corporate proceedings on the part of the Parent Entities (including any direct or indirect shareholder action) on the part of the Parent Entities are necessary to authorize this Agreement or to consummate the Transactions, including the Merger subject, in the case of filing the Summary Articles of Merger and consummating the Merger, to approval of this Agreement by Intermediate Co as sole shareholder of Sub (which approval will occur immediately following execution of this Agreement). This Agreement has been duly executed and delivered by each of the Parent Entities and, assuming this Agreement has been duly authorized, executed and delivered by the Company, this Agreement constitutes the valid and binding agreement of the Parent Entities, enforceable against each of the Parent Entities in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights generally and to general equitable principles.

(b) The execution, delivery and performance by the Parent Entities of this Agreement and the consummation of the Merger and the other Transactions by the Parent Entities and compliance with the provisions hereof by the Parent Entities do not require any consent, approval, order, waiver or authorization or permit of, action or non-action by, registration, declaration or filing with or notification to any Governmental Entity with respect to the Parent Entities or any of their respective businesses or assets other than (i) the filing of the Summary Articles of Merger with the Secretary of State of the State of Missouri; (ii) compliance with the applicable requirements of the HSR Act; (iii) compliance with any applicable requirements of ITAR, including sections 122.4 and 129.8; (iv) compliance with the applicable requirements of the DPA in connection with satisfaction of the condition set forth in Section 7.01(b)(iii); (v) compliance with the applicable requirements of the Exchange Act; (vi) as disclosed or required to be disclosed in the Company Disclosure Schedule; and (vii) any such consent, approval, order, waiver, authorization, permit, action, non-action, registration, declaration, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

(c) The execution, delivery and performance by the Parent Entities of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the provisions hereof by the Parent Entities will not, (i) conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under any (A) Contract to which any of the Parent Entities is a party or by which any of their respective properties, assets or rights are bound or (B) Authorization applicable to any of the Parent Entities, (ii) result in the creation of any Liens upon any of the properties, assets or rights of any of the Parent Entities, (iii) conflict with or result in any violation of any provision of the Organizational Documents of any of the Parent Entities or (iv) assuming that the consents and approvals referred to in Section 5.02(b) are duly obtained and Intermediate Co consents to the approval of this Agreement as sole shareholder of Sub (which approval will occur immediately following execution of this Agreement), conflict with or violate any applicable Laws or any judgments, orders, or decrees of any Governmental Entity in each case applicable to the Parent Entities or any of their respective properties, assets or rights, other than, in the case of clauses (i), (ii) and (iv), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.03 Financing.

(a) Parent has delivered to the Company true, complete and correct copies, including all exhibits, schedules or amendments thereto, of the fully executed (i) commitment letter, dated as of January 27, 2017, between Parent and SFPI-FPIM, and the commitment letter, dated as of February 16, 2017, between Parent and Wespavia SA (the “Equity Commitment Letters”), pursuant to which each of SFPI-FPIM and Wespavia SA has committed, upon the terms and subject to the conditions set forth therein, to invest in and/or advance to Parent the cash amounts set forth in the Equity Commitment Letters (the “Equity Financing”), and (ii) commitment letter, dated as of the date of this Agreement, among Parent, ING Bank N.V., BNP Paribas Fortis SA/NV and ING Belgium SA/NV (the “Debt Commitment Letter,” and together with the Equity Commitment Letters, the “Financing Commitments”), pursuant to which the Lender Parties have committed, upon the terms and subject to the conditions set forth therein, to lend to Parent the amounts set forth in the Debt Commitment Letter (the “Debt Financing” and together with the Equity Financing, the “Financing”).

(b) None of the Financing Commitments has been amended or modified prior to the date of this Agreement, and, as of the date of this Agreement, the respective commitments contained in the Financing Commitments have not been modified, withdrawn, terminated or rescinded in any respect. As of the date hereof, except for (i) the fee letter among Parent and ING Bank N.V., as coordinator and ING Belgium SA/NV as original underwriter (the “Debt Fee Letter”) and (ii) the Financing Commitments, there are no other agreements, side letters or arrangements to which any of the Parent Entities is a party relating to the funding or investing of the Financing. As of the date hereof, the Financing Commitments are in full force and effect and constitute the legally valid and binding obligations of Parent, as applicable, and, to the knowledge of Parent, the other parties to the Financing Commitments subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles (whether considered in a proceeding on equity or at law). There are no conditions precedent between Parent on the one hand, and any other party to the Financing Commitments or the Debt Fee Letter, on the other hand, related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments. Assuming (i) the representations and warranties of the Company in this Agreement are true and correct (without regard, in the case of the representations contained in Section 4.07 (No Undisclosed Liabilities), to any qualification by or reference to “Company Material Adverse Effect”), (ii) the Company has performed and complied with its covenants under this Agreement, (iii) the conditions set forth in Article VII have been satisfied and (iv) the Financing is funded in accordance with the Financing Commitments, the proceeds to be disbursed pursuant to the agreements contemplated by the Financing Commitments, in the aggregate, will be sufficient for Parent to pay, or cause to be paid, the Merger Consideration and all related fees and expenses at the Closing and to provide for any required repayment or refinancing of Indebtedness of the Company and its Subsidiaries. As of the date hereof, no event has occurred which would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) by Parent under the Financing Commitments, or give rise to circumstances which would mean that one or more conditions precedent under the Financing Commitments would not or could not as of the Closing Date be satisfied, and Parent does not have any reason to believe that any of the conditions to the Financing Commitments will not be timely satisfied or that the Financing will not be available to Parent on the Closing Date. Parent has fully paid all commitment fees and other fees required to be paid on or prior to the date hereof pursuant to the Financing Commitments and will pay, or cause to be paid, in full all amounts due on or before the Closing Date.

(c) Notwithstanding anything herein, the Parent Entities expressly acknowledge and agree that their respective obligations to consummate the Transactions are not subject to any condition or contingency with respect to receipt of the Financing or any financing or funding by any third party.

Section 5.04 Litigation. As of the date of this Agreement, there is no Litigation pending or, to the knowledge of Parent, threatened against the Parent Entities, or any of their respective Affiliates that, individually or in the aggregate, would have a Parent Material Adverse Effect. As of the date of this Agreement, there is no Order outstanding against the Parent Entities, or any of their respective Affiliates that, individually or in the aggregate, would have a Parent Material Adverse Effect.

Section 5.05 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Parent Entities or any of their Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.06 Operation and Ownership of Sub. Sub has been formed solely for the purpose of engaging in the Transactions and, prior to the Effective Time, will not have engaged in any business activities, other than activities pursuant to this Agreement, the performance of its obligations hereunder and matters ancillary thereto. As of the date of this Agreement, Intermediate Co owns, and at the Effective Time Intermediate Co and/or one or more Subsidiaries of Parent will own, beneficially and of record, all the outstanding shares of capital stock of Sub, free and clear of all Liens.

Section 5.07 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Credit Suisse Securities (USA) LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger or the other Transactions based upon arrangements made by or on behalf of the Parent Entities or their Affiliates.

Section 5.08 Ownership of Company Common Stock. None of the Parent Entities or any of their Affiliates beneficially own (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), five percent or more of the Company Common Stock as of the date of this Agreement.

ARTICLE VI.

COVENANTS AND AGREEMENTS

Section 6.01 Conduct of Business of the Company. From the date of this Agreement through the earlier of the termination of this Agreement and the Effective Time (the “Interim Period”), except as set forth on Section 6.01 of the Company Disclosure Schedule, expressly required or permitted by the terms of this Agreement, required by Law or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its operations only in the ordinary course of business consistent with past practice and (y) use commercially reasonable efforts to maintain and preserve intact its business organization, retain the services of its present executive officers and key employees, maintain in the ordinary course of business consistent with past practice its relationships with, and the good will of, its material customers, suppliers, and other Persons with whom it has similar business relationships. Without limiting the generality of the foregoing, during the Interim Period, except as set forth in the immediately preceding sentence, as otherwise expressly required by the terms of this Agreement or required by applicable Law, the Company shall not, and shall not permit any of its Subsidiaries to (and shall cause its Subsidiaries not to), without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend, modify, waive or rescind any provisions of its Organizational Documents;

(b) adjust, split, combine or reclassify any of its capital stock;

(c) make, declare, set aside or pay any dividend or distribution (whether in cash, stock or property) on, any of its capital stock or set any record date therefor, other than dividends or distributions to the Company or its wholly-owned Subsidiaries;

(d) purchase, redeem or otherwise acquire any shares of its capital stock or other voting securities or equity interests or any options, warrants or other rights to acquire any such shares, securities or equity interests, other than (A) the acquisition by the Company or one of its wholly-owned Subsidiaries of securities of a wholly-owned Subsidiary of the Company, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards outstanding as of the date of this Agreement granted pursuant to the Company Incentive Plans, and (C) the acquisition by the Company of Restricted Shares or RSUs in connection with the forfeiture of such awards outstanding as of the date of this Agreement, in each case, in accordance with the terms of the agreements governing the Restricted Shares and RSUs, as applicable.

(e) issue, deliver, sell, grant or cause a Lien to be placed upon any shares of its capital stock or other voting securities or equity interests, any securities convertible or exchangeable into any such shares, voting securities or equity interests, any options, warrants or other rights to acquire any such shares, voting securities, equity interests, or convertible or exchangeable securities, any stock-based performance units, profits interests or any other rights that give any Person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock, other than upon the settlement of RSUs under the Company Incentive Plans outstanding on the date of this Agreement in accordance with their present terms;

(f) enter into any Contract with respect to the sale, voting, registration or repurchase of any securities;

(g) amend, modify or waive any rights under any outstanding Restricted Shares or RSUs, except as provided in Section 3.04;

(h) merge or consolidate with any Person, or purchase an equity interest in or a substantial portion of the assets of any Person or any business or division thereof;

(i) transfer, sell, lease, license, abandon or otherwise dispose of, encumber or subject to any Lien (other than any Permitted Lien), any of its material properties, assets or rights other than (x) in the ordinary course of business consistent with past practice for aggregate consideration of $1.0 million or less, (y) pursuant to a Material Contract or (z) pursuant to the Credit Facility;

(j) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization of the Company or any of its Subsidiaries (other than reorganizations solely among wholly-owned Subsidiaries of the Company);

(k) except as otherwise permitted under this Section 6.01, (i) terminate (except a termination caused by, or upon default of, any other party thereto) or materially amend, modify or cancel any Material Contract or (ii) enter into any Contract that if entered into prior to the date of this Agreement would have been deemed a Material Contract; provided, that the Company may (A), except as provided otherwise in clause (B) of this paragraph, renew any existing Contract on terms not materially different than the terms of such existing Contract and (B) enter into or modify any such Contract (1) with a customer involving payments to the Company or any Subsidiary not in excess of $30.0 million per year and the performance of which does not require a new capital investment greater than $2.0 million or (2) with a supplier involving payments by the Company or any Subsidiary not in excess of $15.0 million per year, the performance of which does not require capital expenditures in excess of $2.0 million and which has a term of less than three (3) years); provided further, that the Company shall provide notice to Parent of its entry into or modification of any such Contract involving (x) payments to the Company or any Subsidiary of at least $15 million annually or expenditure by the Company of at least $5 million annually (excluding capital expenditures), respectively;

(l) (i) incur, create, assume, redeem, repurchase, prepay, defease, cancel or otherwise acquire, or modify any Indebtedness or enter into any arrangement having the economic effect of any of the foregoing, except for (A) additional borrowings under the Credit Facility that are made in the ordinary course of business consistent with past practice; (B) additional letters of credit, bankers’ acceptances or similar facilities or other financing arrangements under the Credit Facility in the ordinary course of business, consistent with past practice, and, in the case of the foregoing clauses (A) and (B), not in excess of $10.0 million of such additional borrowings in the aggregate; (C) intracompany loans between and among the Company and its Subsidiaries; (D) guarantees by the Company of Indebtedness for borrowed money of Subsidiaries or guarantees by Subsidiaries of Indebtedness for borrowed money of the Company or any of its wholly owned Subsidiaries, which Indebtedness is incurred in accordance with this Section 6.01(l); (E) Indebtedness to replace or refinance Indebtedness of the Company and its Subsidiaries, in each case at maturity and without increasing the principal amount thereunder, provided, that no such refinancing Indebtedness shall (1) include any greater prepayment premiums or restrictions on prepayment than the indebtedness being replaced or refinanced, (2) include any covenants that are materially more burdensome, taken as a whole, on the parties obligated in respect of such Indebtedness than the Indebtedness being replaced or refinanced or (3) contain any terms that would be triggered by the consummation of the Transactions that are not included in the Indebtedness being replaced or refinanced; (F) purchase money financings and capital leases and other Indebtedness entered into in the ordinary course of business in an aggregate amount not to exceed $2.5 million at any time outstanding; and (G)(1) Indebtedness in connection with the extension or renewal of any currency derivative or currency hedging transaction existing on the date hereof (provided, that such extension or renewal is on substantially similar terms, and of the same type, as such existing currency derivative or currency hedging transaction) and (2) Indebtedness in connection with interest rate or commodity derivatives or other hedging transactions or similar arrangements in an aggregate notional amount not to exceed $2.5 million at any time outstanding, in each of cases (1) and (2), that are entered into in the ordinary course of business and not for speculative purposes; (ii) enter into any hedge agreement or any other off-balance sheet structure or transaction; or (iii) make any loans, advances or capital contributions to, or investments in, any Person other than, a wholly-owned Subsidiary;

(m) except (A) as required by applicable Law, (B) as required pursuant to the terms of any Company Benefit Plan or written agreement, in each case disclosed to Parent in the Company Disclosure Schedule and in effect on the date of this Agreement, (C) as otherwise expressly permitted by this Agreement or (D) as may be required to avoid adverse treatment under Section 409A of the Code without increasing any benefit or payment otherwise due or payable thereunder, (1) (x) grant to any member of the Board of Directors or Management Level Employee any increase in compensation or benefits, including any increase in, or new entitlement to, severance or termination pay, or (y) grant to any employee who is not a Management Level Employee any increase in compensation or benefits other than in the ordinary course of business consistent with past practice (other than equity or equity-based compensation and, in the case of increases in base salary in the ordinary course of business consistent with past practice, which shall not exceed 2% of aggregate base salaries as of the date hereof), (2) enter into any employment, consulting, severance, retention or termination agreement with any member of the Board of Directors, Management Level Employee or other employee, (3) establish, adopt, enter into or amend any Collective Bargaining Agreement or Company Benefit Plan, or (4) take any action to accelerate any rights or benefits under, or adopt a funding vehicle with respect to, any Company Benefit Plan; provided, that no provision of this Section 6.01(m) shall be construed to permit the Company to grant new awards of equity or equity-based compensation (including Restricted Shares and RSUs) to any Person without the express consent of Parent;

(n) make any capital expenditure other than (i) those set forth on Section 6.01(n) of the Company Disclosure Schedule and (ii) those in the ordinary course of business consistent with past practice in an aggregate amount for all such capital expenditures made pursuant to this clause (ii) not to exceed (1) $18.5 million from January 1, 2017 through May 31, 2017, (2) $19.5 million (inclusive of the amount set forth in clause (1)) from January 1, 2017 through June 30, 2017 and (3) $20.0 million (inclusive of the amounts set forth in clauses (1) and (2)) from January 1, 2017 through July 30, 2017;

(o) make any material change in accounting methods, principles or practices by the Company or any of its Subsidiaries, except as required (i) by GAAP, including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (ii) by Law, including Regulation S-X under the Securities Act;

(p) fail to maintain or renew its material existing insurance policies (or substantial equivalents) to the extent available at comparable rates or pay increased premiums on such policies or replacements thereof in excess of generally available market rates;

(q) subject to Section 6.13, settle or compromise any pending or threatened Litigation or governmental, administrative or regulatory investigation, audit or inquiry other than such settlements or compromises (i) that would not result in any equitable relief or other non-monetary Damages or penalties being imposed on the Company or any of its Subsidiaries and (ii) where the amount paid (less the amount reserved for such matters by the Company on the Company’s most recent balance sheet included in the SEC Documents) in such settlement or compromise does not exceed $1.0 million individually or in the aggregate;

(r) enter into any new material line of business outside of its existing business segments;

(s) unless otherwise required by the Company’s bylaws or applicable Law, convene any regular or special meeting or any adjournment thereof (other than the Shareholders’ Meeting), or solicit the written consent, of the Company’s shareholders;

(t) change any material Tax election, settle or compromise any claim, audit or assessment in respect of Taxes other than such settlements or compromises where the amount paid (less the amount reserved for such matter by the Company on the Company’s most recent balance sheet included in the SEC Documents) in such settlement or compromise does not exceed $1.0 million individually or in the aggregate, enter into any “closing agreement” as defined in Section 7121 of the Code (or any similar provision of other applicable Tax Law), or enter into any Tax Sharing Agreement; or

(u) authorize, commit or agree to do any of the foregoing.

Section 6.02 Acquisition Proposals.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York time) on March 18, 2017 (the “Go-Shop Period End Date”), the Company and its Subsidiaries and their respective Representatives shall have the right to (i) initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, including by providing information (including non-public information and data) regarding, and affording access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to any Person pursuant to a confidentiality agreement, and (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Persons or group of Persons with respect to any Acquisition Proposals and cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals, including by providing information (including non-public information and data) regarding, and affording access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to any Person pursuant to a confidentiality agreement. No later than four (4) Business Days after the Go-Shop Period End Date, the Company shall notify Parent in writing of the identity of each Qualified Purchaser.

(b) Except as may relate to any Qualified Purchaser (but only for as long as such Person or group is a Qualified Purchaser) or as expressly permitted by this Section 6.02, after the Go-Shop Period End Date until the Effective Time or, if earlier, the termination of this Agreement, the Company shall not and shall cause its Subsidiaries not to, and the Company shall direct its and their Representatives not to, directly or indirectly: (i) initiate, solicit, knowingly encourage or facilitate (including by way of providing information) the submission or making of any requests, inquiries, proposals or offers that constitute or could reasonably be expected to lead to, any Acquisition Proposal or engage in, enter into, continue or otherwise participate in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate, any such requests, proposals, offers, discussions or negotiations or furnish to any Person any nonpublic information in furtherance of or afford access to the books or records or directors, officers, employees or other Representatives of the Company or any of its Subsidiaries to any Person with respect to, any proposal or offer that constitutes, or could reasonably be expected to result in any Acquisition Proposal; (ii) except as expressly permitted by Section 6.02(f), approve, endorse or recommend, or publicly propose to approve, endorse or recommend, an Acquisition Proposal, or enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, purchase agreement, option agreement or other agreement providing for or relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement as set forth in, and if permitted pursuant to, the provisions of Section 6.02(c)) or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Transactions or breach its obligations hereunder or propose or agree to do any of the foregoing; (iii) take any action to make the provisions of any Takeover Law inapplicable to any transaction contemplated by an Acquisition Proposal; (iv) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the Company in respect of or in contemplation of an Acquisition Proposal (other than, until the receipt of the Shareholder Approval, to the extent the Board of Directors determines in good faith, after consultation with its outside financial and legal advisors, that failure to take any of such actions under this clause (iv) would reasonably be expected to be inconsistent with its fiduciary duties to the holders of Company Common Stock under applicable Law), or (v) publicly propose to do any of the foregoing. Except as may relate to any Qualified Purchaser or as expressly permitted by this Section 6.02, the Company shall, shall cause its Subsidiaries to, and shall cause its and their Representatives to immediately cease and terminate, any solicitation, knowing encouragement, discussion or negotiation or cooperation with, or assistance or participation in, or facilitation of any such inquiries, proposals, discussions or negotiations with, any Persons conducted heretofore by the Company, its Subsidiaries and its and their

Representatives with respect to any Acquisition Proposal and promptly request and instruct the prompt return or destruction of all confidential information previously furnished to any such Person, and the Company shall take all reasonably necessary actions to secure its rights and ensure the performance of any such Person’s obligations under any applicable confidentiality agreement. The Company shall ensure that its Representatives are aware of the provisions of this Section 6.02, and any violation of the restrictions contained in this Section 6.02 by its Board of Directors (including any committee thereof) or its Representatives (to the extent such Representatives have been directed or authorized by the Company or its Board of Directors to take or fail to take such action in violation of such restrictions) shall be deemed to be a breach of this Section 6.02 by the Company; provided, however, that any actions taken by the Company’s Board of Directors (including any committee thereof) or its Representatives that would be deemed a breach of the first two sentences of this Section 6.02(b) had the Company taken such action shall be deemed a breach by the Company solely for purposes of determining whether an Acquisition Proposal resulted from a breach of the first two sentences of this Section 6.02(b).

(c) Notwithstanding anything to the contrary contained in Section 6.02(b) or any other provisions of this Agreement, if at any time following the Go-Shop Period End Date and prior to the date and time on which Shareholder Approval is obtained, (i) the Company has received an unsolicited written Acquisition Proposal from a third party that the Board of Directors determines in good faith to be bona fide, (ii) such Acquisition Proposal did not result in any material respect from a breach of the first two sentences of Section 6.02(b), (iii) the Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that (x) such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (y) the failure to take the actions described in clauses (A) and (B) below would reasonably be expected to be inconsistent with the Board of Directors’ fiduciary duties under applicable Law, then the Company may (A) enter into an Acceptable Confidentiality Agreement with the Person making such Acquisition Proposal and furnish information with respect to the Company and its Subsidiaries pursuant to the Acceptable Confidentiality Agreement with the Company to the Person making the Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that the Company shall give written notice to Parent after any such determination by the Board of Directors and before taking any of the actions described in the foregoing clauses (A) and (B). The Company shall concurrently provide Parent with copies of any information or materials provided or made available to such other Person which was not previously made available to Parent. For the avoidance of doubt, notwithstanding the occurrence of the Go-Shop Period End Date, the Company may continue to engage in the activities described in Section 6.02(a) (subject to the limitations and obligations set forth therein) with respect to, and the restrictions in Section 6.02(b) and Section 6.02(c) shall not apply to, any Qualified Purchaser (but only for so long as such Person or group is a Qualified Purchaser), including with respect to any amended or modified Acquisition Proposal submitted by any Qualified Purchaser following the Go-Shop Period End Date.

(d) Except as may relate to a Qualified Purchaser, following the Go-Shop Period End Date, the Company shall promptly notify Parent if it takes any action described in clauses (A) and (B) of Section 6.02(c), which notice shall include the identity of the Person making the Acquisition Proposal and a copy of the Acquisition Proposal to which such action relates (if made in writing) or the material terms and conditions thereof (if not made in writing).

Except as may relate to a Qualified Purchaser, following the Go-Shop Period End Date, the Company shall keep Parent reasonably informed (orally or in writing) on a prompt basis (and in any event within forty-eight 48 hours) of any material developments, material discussions or material negotiations regarding any Acquisition Proposal described in the immediately preceding sentence and, upon the reasonable request of Parent, shall apprise Parent of the status of any discussions or negotiations with respect thereto. None of the Company or any of its Subsidiaries shall, after the date of this Agreement, enter into any agreement that would prohibit them from providing such information or the information contemplated by the last sentence of Section 6.02(a) to Parent.

(e) The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person relating to a possible Acquisition Proposal subsequent to the date of this Agreement except for an Acceptable Confidentiality Agreement as permitted or required pursuant to this Section 6.02, and neither the Company nor any of its Subsidiaries shall be party to any agreement that prohibits the Company from providing to Parent any information provided or made available to any other Person pursuant to an Acceptable Confidentiality Agreement.

(f) From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, and except as otherwise provided for in the immediately following sentence, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw, qualify or modify or publicly propose to withdraw, qualify or modify in any manner the Recommendation; (ii) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the shareholders of the Company (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the holders of Company Common Stock, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after commencement thereof pursuant to Rule 14d-2 under the Exchange Act; (iii) approve or recommend or propose publicly to approve or recommend an Acquisition Proposal; or (iv) approve or recommend, or publicly propose to approve or recommend, or execute any letter of intent, agreement in principle, acquisition or other agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (any of the actions specified in (i), (ii), (iii) or (iv) a “Change of Recommendation”). Notwithstanding anything to the contrary herein, the Board of Directors may at any time prior to the time Shareholder Approval has been obtained, (A) effect a Change of Recommendation if, as a result of an event, development or change in circumstances that first occurs, arises or becomes known after the date of this Agreement (other than the receipt, existence or terms of any Acquisition Proposal, which is subject to clause (B) below, or any matter relating thereto or consequence thereof), the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties to the holders of Company Common Stock under applicable Law or (B) effect a Change of Recommendation or terminate this Agreement to enter into a definitive Alternative Acquisition Agreement, in each case described in this clause (B), with respect to a Superior Proposal, if (1) the Company receives a bona fide written Acquisition Proposal which the Board of Directors concludes in good faith, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent pursuant to clause (ii) below, and (2) the Board of Directors determines in good faith (after consultation with outside legal counsel and financial advisors) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties to the holders of Company Common Stock under applicable Law; provided, however, that, in the case of the foregoing clauses (A) and (B) the Board of Directors may not effect or make a Change of Recommendation or, as applicable, terminate this Agreement pursuant to this Section 6.02(f) and Section 8.01(f) unless, in the case of clause (B) above, such Superior Proposal did not result in any material respect from a breach by the Company of the first two sentences of Section 6.02(b), and, in the case of clauses (A) and (B) above:

(i) the Company shall have provided prior written notice to the Parent Entities of its intention to effect or make a Change of Recommendation or terminate this Agreement as contemplated by this Section 6.02(f) at least four Business Days in advance of taking such action (the “Notice Period”), which notice shall include, in the case of clause (B) above, an unredacted copy of such Superior Proposal (including the identity of the Person making such Superior Proposal), and shall have contemporaneously provided a copy of then-current form of all relevant transaction agreements relating to such Superior Proposal (and any debt and equity financing materials related thereto that were provided to the Company); and

(ii) prior to effecting or making a Change of Recommendation or terminating this Agreement to enter into a proposed definitive agreement with respect to such Superior Proposal, (x) the Company shall have negotiated, and shall have directed its Representatives to negotiate, during the Notice Period, with the Parent Entities in good faith (to the extent the Parent Entities desire to negotiate) to make adjustments to the terms and conditions of this Agreement, (y) the Board of Directors shall have considered in good faith (after consultation with its outside legal counsel and financial advisors) any adjustments to this Agreement submitted in writing by the Parent Entities during the Notice Period, and (z) the Board of Directors shall have determined in good faith that, after giving effect to such adjustments, the Superior Proposal still constitutes a Superior Proposal (in the case of clause (B) above) or it would reasonably be expected to be inconsistent with its fiduciary duties to the holders of Company Common Stock under applicable Law to not effect a Change in Recommendation.

In the event of any material revision to the terms of any such Superior Proposal or any Acquisition Proposal that the Company’s Board of Directors determines no longer constitutes a Superior Proposal, including any change in any price term thereof, the Company shall be required to deliver a new written notice to the Parent Entities and to again comply with the requirements of this Section 6.02(f) with respect to such new written notice, and a new Notice Period shall commence with respect to such notice (except that the reference to “four Business Days” in the definition of Notice Period shall be deemed to be a reference to “two Business Days”).

(g) Subject to the provision in this Section 6.02(g), nothing contained in this Section 6.02 shall be deemed to prohibit the Company, the Board of Directors or any committee of the Board of Directors from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), or (ii) making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the shareholders of the Company); provided, however, that any disclosure permitted under clause (i) of this Section 6.02(g) shall be deemed a Change of Recommendation unless it includes either an express rejection of any applicable Acquisition Proposal or an express reaffirmation of the Recommendation. The Company shall not submit to the vote of its shareholders any Acquisition Proposal or any Superior Proposal prior to the termination of this Agreement.

(h) For purposes of this Agreement:

(i) “Acquisition Proposal” means any inquiry, offer or proposal from any Person that is structured to permit such Person (other than the Parent Entities or their respective Affiliates) to acquire, directly or indirectly and in a single transaction or a series of related transactions, (1) 15% or more (based on the fair market value, as determined in good faith by the Board of Directors) of the assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, on a consolidated basis, (2) shares of Company Common Stock which, together with any other shares of Company Common Stock beneficially owned by such Person, would be equal to 15% or more of the issued and outstanding shares of the Company Common Stock or any other class of equity securities of the Company or any of its Subsidiaries, (3) any tender offer or exchange offer that, if consummated, would result in any Person owning, directly or indirectly, shares of Company Common Stock equal to 15% or more of the issued and outstanding shares of the Company Common Stock or any other equity securities of the Company or any of its Subsidiaries, (4) any merger, consolidation, business combination, binding share exchange or similar transaction involving the Company or any of its Subsidiaries pursuant to which any Person (or the shareholders of any Person) would own, directly or indirectly, 15% or more of the aggregate voting power of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, or (5) any recapitalization, liquidation, dissolution or any other similar transaction involving the Company or any of its material operating Subsidiaries, other than, in each case, the Transactions.

(ii) “Qualified Purchaser” means any Person or group of Persons from whom the Company or any of its Representatives has received prior to the Go-Shop Period End Date a written Acquisition Proposal that the Board of Directors determines in good faith (such determination to be made no later than four (4) Business Days after the Go-Shop Period End Date), after consultation with outside counsel and its financial advisors, is or could reasonably be expected to result in a Superior Proposal.

(iii) “Superior Proposal” means any bona fide written Acquisition Proposal that did not result in any material respect from a violation of the first two sentences of Section 6.02(b) that the Board of Directors determines in good faith (after consultation with its outside legal counsel and financial advisors) (x) is reasonably likely to be consummated in accordance with its terms and the financing of which is fully committed or reasonably likely to be obtained, and (y) would be more favorable to the shareholders of the Company from a financial point of view than the Merger, taking into account all terms and conditions thereof (including all financial, legal, financing, regulatory and other aspects of such Acquisition Proposal (including the person or group making the Acquisition Proposal, the financing terms thereof, the expected timing and risk and likelihood of consummation)) and of this Agreement (including any changes to the terms of this Agreement proposed by the Parent Entities pursuant to Section 6.02(f)); provided, that for purposes of the definition of “Superior Proposal,” the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “66.66%”.

Section 6.03 Preparation of the Proxy Statement; Shareholders’ Meeting.

(a) Preparation of Proxy Statement. As soon as reasonably practicable after the date hereof, the Company shall prepare and shall cause to be filed with the SEC in preliminary form a proxy statement relating to the Shareholders’ Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”). Except as expressly contemplated by Section 6.02(f), the Proxy Statement shall include the Recommendation with respect to the Merger, the Fairness Opinion (if not withdrawn, and subject to the consent of Lazard) and a copy of Section 351.455 of the MGBCL. The Company shall cause the Proxy Statement to comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder and to satisfy all rules of Nasdaq. The Company shall promptly notify the Parent Entities upon the receipt of any comments from the SEC or the staff of the SEC or any request from the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement, and shall provide the Parent Entities with copies of all related correspondence between the Company and its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand. The Company shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Proxy Statement. The Company shall provide the Parent Entities and their counsel reasonable opportunity to review and comment on the Proxy Statement (including any amendments or revisions thereto) and all other materials used in connection with the Shareholders’ Meeting that (i) constitute “proxy materials” or “solicitation materials” as those terms are used in Rules 14a-1 through 14a-17 promulgated under the Exchange Act or (ii) are otherwise used for the “solicitation” of “proxies” as those terms are defined in Rule 14a-1 promulgated under the Exchange Act, in each case prior to the filing thereof with the SEC or the dissemination thereof to the Company’s shareholders and shall give good faith consideration to any comments made by Parent or its counsel, but the Company shall not be obligated to incorporate any such comment.

(b) Covenants of Parent with Respect to the Proxy Statement. Parent shall provide to the Company all information concerning the Parent Entities as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and resolution of comments of the SEC or its staff related thereto. Each of the Parent Entities will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement promptly following request therefor from the Company.

(c) Mailing of Proxy Statement. The Company, acting through the Board of Directors, shall, as promptly as practicable after the SEC, orally or in writing, confirms that it has no further comments on the Proxy Statement (or the SEC notifies the Company that it does not intend to review the Proxy Statement or any waiting period during which the SEC may comment on the Proxy Statement expires), (x) establish a record date (if not previously established) for and give notice of a meeting of its shareholders, for the purpose of voting upon the approval of this Agreement (the “Shareholders’ Meeting”), and (y) mail to the holders of Company Common Stock as of the record date established for the Shareholders’ Meeting the Proxy Statement in definitive form (the date the Company elects to take such action or is required to take such action, the “Proxy Date”). The Company shall duly call, convene and hold the Shareholders’ Meeting as promptly as reasonably practicable after the Proxy Date, provided, that in no event shall such meeting be held later than 35 calendar days following the date the Proxy Statement is mailed to the Company’s shareholders and any postponements or adjournments of such meetings shall require the prior written consent of the Parent unless (i) the postponement or adjournment is required to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the SEC or its staff has instructed the Company is necessary under applicable Law or which the Company in good faith believes is otherwise required under applicable Law and is permitted under Section 6.02(g)(i), and to permit such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting, (ii) the postponement or adjournment is in order to solicit additional proxies for the purpose of obtaining the Shareholder Approval or (iii) as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting. Once the Company has established a record date for the Shareholders’ Meeting, the Company shall not change such record date or establish a different record date for the Shareholders’ Meeting without the prior written consent of Parent, unless required to do so by applicable Law or the Company’s bylaws. Unless the Board of Directors shall have withdrawn, modified or qualified its Recommendation thereof or otherwise effected a Change of Recommendation, in each case in accordance with Section 6.02(f), the Company shall use reasonable best efforts, consistent with customary practice, to solicit proxies in favor of the approval of this Agreement and shall ensure that all proxies solicited in connection with the Shareholders’ Meeting are solicited in compliance with all applicable Laws and all rules of Nasdaq. Without the prior written consent of Parent, the approval of this Agreement and the Transactions (including the Merger) shall be the only matter (other than procedural matters) which the Company shall propose to be acted on by the shareholders of the Company at the Shareholders’ Meeting. Without limiting the generality of the foregoing, unless this Agreement has been terminated pursuant to Section 8.01, the Company shall submit the Merger and this Agreement for the approval of the shareholders at the Shareholders’ Meeting whether or not a Change of Recommendation shall have occurred or an Acquisition Proposal shall have been publicly announced or otherwise made known to the Company, its Board of Directors, its Representatives or its shareholders.

(d) Amendments to Proxy Statement. If at any time prior to the Effective Time any event or circumstance relating to the Company or any of its Subsidiaries or its or their respective officers or directors should be discovered by the Company which, pursuant to the Securities Act or Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, they shall promptly inform Parent. Each of the Parent Entities and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading. Each of the Company and Parent shall cause all documents that such party is responsible for filing with the SEC in connection with the Merger to comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(e) Other. For the avoidance of doubt, and without limiting the generality of the foregoing, the Company acknowledges and agrees that its obligations pursuant to this Section 6.03 shall not (except as provided in Section 6.02(f)) be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of an Acquisition Proposal.

Section 6.04 Reasonable Best Efforts; Approvals.

(a) Subject to the terms and conditions of this Agreement, the Company, on the one hand, and the Parent Entities, on the other hand, shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such parties or their Subsidiaries with respect to the Transactions, including by providing all information that the other party may reasonably request in connection therewith (except for documents filed pursuant to Items 4(c), 4(d)(ii) and 4(d)(iii) of the Notification and Report Form For Certain Mergers And Acquisitions or communications regarding the same), and, subject to the conditions set forth in Article VII, to consummate the Transactions as promptly as practicable and (ii) to obtain (and to cooperate with the other parties to obtain) any consent, authorization, Order or approval of, or any exemption by, any Governmental Entity that is required to be obtained by them or any of their respective Subsidiaries in connection with the Transactions as promptly as practicable, and to comply with the terms and conditions of any such consent, authorization, Order or approval. Parent shall bear 100% of the filing fees payable to the FTC, the Antitrust Division, CFIUS or any other Governmental Entity in connection with the antitrust, competition or trade regulation matters contemplated by this Agreement.

(b) In furtherance of and not in limitation of the foregoing (but subject to Section 6.04(f)), each of the Parent Entities, on the one hand, and the Company, on the other hand, undertakes and agrees to file (i) within fifteen (15) Business Days following the date hereof, a Notification and Report Form under the HSR Act with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”), and (ii) as soon as reasonably practicable after the date hereof, such other filings with any other Governmental Entities as may be required under any other applicable

Antitrust Laws, to the extent set forth on Section 6.04(b) of the Company Disclosure Schedule. Each of the Parent Entities and the Company, as applicable, shall (x) respond as promptly as practicable to any inquiries or requests for additional information or documentation received from the FTC, the Antitrust Division or such other Governmental Entity, and (y) not extend any waiting period under the HSR Act or any other Antitrust Laws or enter into any agreement with the FTC, the Antitrust Division or any such other Governmental Entity not to consummate the Transactions, except with the prior written consent of the other parties hereto (not to be unreasonably withheld, conditioned or delayed).

(c) In furtherance of and not in limitation of Sections 6.04(a) and Section 6.04(b) and subject to Section 6.04(g), Parent and the Company shall use their reasonable best efforts to cooperate to (i) jointly submit a draft and a final notice with CFIUS regarding the Merger pursuant to the DPA as promptly as practicable following the date hereof (the “CFIUS Filing”) and (ii) timely respond to any questions posed by CFIUS during the pre-filing period or CFIUS’s review or investigation of the Merger.

(i) Parent and the Company shall, and shall cause each of their respective Affiliates to, use reasonable best efforts to take any and all actions necessary, proper or advisable to obtain CFIUS Approval as soon as is practicable and feasible, in accordance with the CFIUS timetable.

(ii) Parent and the Company shall each use reasonable best efforts to promptly provide all necessary information for the CFIUS Filing, to complete the CFIUS Filing in a timely manner and to timely respond to any requests by CFIUS for additional information, and shall each use reasonable best efforts to keep the other generally apprised of communications with, and requests for additional information from CFIUS. Subject to applicable Law or requests of CFIUS, Parent and the Company shall provide each other’s counsel with an opportunity to review in advance, and consider in good faith the views of the other party in connection with, the CFIUS Filing and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to CFIUS; provided, that materials may be redacted or withheld (A) as necessary to comply with contractual agreements and applicable Law, (B) as necessary to address reasonable privilege or confidentiality concerns (it being understood that trade secrets or other confidential intellectual property shall be shared between the parties on an outside counsel only basis) and (C) to remove references concerning the valuation of the Company and its Subsidiaries (it being understood that the terms of this proviso shall in no way limit the information that would be required by this Agreement to be shared with CFIUS or any other Governmental Entity). Subject to applicable Law, the reasonable requests of CFIUS and timing considerations, the Company and Parent will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of the Company or Parent relating to CFIUS proceedings.

(iii) As consistent with any CFIUS requests for confidentiality, each party shall cooperate and each party shall have the opportunity to attend (or have its representatives participate) in any meetings with CFIUS member agencies, attend any on-site visit by CFIUS member agencies to a party’s facility (if requested by a CFIUS member agency), and take any other commercially reasonable action in furtherance of the CFIUS Approval.

(d) In furtherance and not in limitation of Section 6.04(a) and Section 6.04(b) and subject to Section 6.04(f), the Company shall timely submit the appropriate 60-day Pre Notification and 5-day Notification (the “ITAR Filing”) to the Directorate of Defense Trade Controls (“DDTC”) of ITAR, in compliance with ITAR §122.4(a)-(b). The Company shall draft and submit the ITAR Filing, but shall permit Parent to review, prior to submission, the ITAR Filing and the Company shall consider in good faith the written comments of Parent on the ITAR Filing and all documents and submission materials relating thereto. Parent and the Company hereby agree promptly to provide and cause their respective Affiliates to provide to the other party or to the DDTC, as appropriate, all information and other assistance necessary to prepare and timely submit the ITAR Filing in accordance with this Section 6.04(d) and to respond to any questions posed by DDTC.

(e) Subject to applicable Law and Section 6.04(a), Company and Parent shall promptly furnish to each other copies of any notices or written communications received by it or any of its Affiliates from any third party or any Governmental Entity with respect to the Transactions, and Company and Parent shall permit each other’s counsel an opportunity to review and comment thereon in advance, and shall consider in good faith the comments of such counsel in connection with, any proposed written communications by the Company or Parent, respectively, and/or its Affiliates to any third party or any Governmental Entity, including the FTC, the Antitrust Division and CFIUS, concerning the Transactions. Each of the Company and Parent agrees to provide the other party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between the Company or Parent, respectively, and/or any of its Affiliates, agents or advisors, on the one hand, and any third party or Governmental Entity, including the FTC, the Antitrust Division and CFIUS, on the other hand, concerning or in connection with the Transactions, to the extent such participation is permitted by such third party or Governmental Entity.

(f) At the written request of Parent, the Company shall agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Company or any of its Subsidiaries, provided that any such action shall not be effective for any purpose until after the Closing, shall not affect any of the other provisions of this Agreement (including any representations or warranties herein, indemnification rights or obligations or adjustments to the purchase price) and shall be conditioned in all respects upon the consummation of the Merger and the other Transactions and provided, further, that the Company shall not agree, commit or consent to any of such actions with respect to itself or any of its Subsidiaries without the prior written consent of the Parent.

(g) Parent and the Company will use joint efforts in devising and implementing the strategy for obtaining any necessary antitrust, competition or CFIUS clearances. Each party shall consult with the other party and consider in good faith the views of the other party in devising and implementing the strategy for obtaining any necessary antitrust, competition or CFIUS clearances and prior to entering into any agreement, arrangement, undertaking or understanding with any Governmental Entity relating to any Antitrust Law or the DPA.

(h) The Company and Parent shall give (or cause its respective Subsidiaries to give) any notices to third parties (other than Governmental Entities), and use, and cause each of its Subsidiaries to use, its reasonable best efforts to obtain any consents from third parties (other than Governmental Entities) that are necessary, proper or advisable to consummate the Transactions; provided, however (but without limiting the foregoing obligation of the Company and its Subsidiaries to use their respective reasonable best efforts to obtain such consent), neither the failure to obtain any such consents or the termination of any Contract as a result thereof shall, by itself or in combination with other such failures or terminations, result in the failure of any condition set forth in Article VII. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 6.04(h), each of the parties shall cooperate to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Entity) with respect to the Transactions, (i) without the prior written consent of Parent, none of the Company or any of its Subsidiaries shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person and (ii) none of the Parent Entities shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Entity) with respect to the Transactions, none of the Company or any of its Subsidiaries shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person; provided, that Parent shall reimburse the Company for any payments made with Parent’s prior written consent in accordance with this Section 6.04(h) prior to the Effective Time; provided, further, that the Company or the applicable Subsidiary of the Company shall, upon the direction of the Parent Entities and subject to prompt reimbursement by Parent, so pay or commit to pay all such amounts required.

Section 6.05 Takeover Law. If any Takeover Law shall become or is deemed to be applicable to the Merger or the other Transactions after the date of this Agreement, the Company and Parent and the members of their respective boards of directors (or equivalent governing body) shall grant such approvals and use its reasonable best efforts to take such actions necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate if possible, and otherwise to minimize, the effects of such Takeover Law on the Merger and the other Transactions and this Agreement.

Section 6.06 Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statement with respect to the Merger or the other Transactions and shall not issue any such press release or public statement prior to such consultation, except as otherwise may be required by applicable Law, court process or Nasdaq rule, regulation or listing agreement. The parties agree that the initial press release to be issued with respect to the Merger and the other Transactions shall be in the form mutually agreed to by the parties.

Section 6.07 Indemnification and Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director or officer of the Company, any of its Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) as provided in the Company’s Organizational Documents, the Organizational Documents of any Subsidiary of the Company or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and, for a period of six (6) years from the Effective Time, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(b) Without limiting Section 6.07(a), from and after the Effective Time, in the event of any threatened or actual claim, suit, action, proceeding or investigation (a “Claim”), whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director (including in a capacity as a member of any board committee), or officer of the Company, any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless, as and to the fullest extent permitted by Law and the Company’s or its applicable Subsidiary’s Organizational Documents in effect at the Effective Time, each such Indemnified Party against any losses, claims, Damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation of each Indemnified Party to the fullest extent permitted by Law and the Company’s or its applicable Subsidiary’s Organizational Documents in effect at the Effective Time upon receipt of any undertaking from such Indemnified Party contemplated by applicable Law or such Organizational Documents with respect to repayment of advancement), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim. Parent’s and the Surviving Corporation’s obligations under this Section 6.07(b) shall continue in full force and effect for a period or six (6) years after from the Effective Time provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.

(c) The Company shall obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time for six years from the Effective Time, covering each person who is covered by such policies on the date of this Agreement, and the individuals set forth on Section 6.07(c) of the Company Disclosure Schedule for their services disclosed on such schedule, on terms with respect to such coverage and amounts no less favorable in the aggregate than those of such policies in effect on the date of this Agreement; such tail policy may not be amended, modified or cancelled or revoked by the Company, Parent, Intermediate Co or the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for a period of six years from the Effective Time, Parent and Intermediate Co shall maintain in effect the Company’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable in the aggregate than those of such policies in effect on the date of this Agreement; provided, however, that neither Parent, Intermediate Co nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance (which amount the Company represents and warrants is set forth in Section 6.07(c) of the Company Disclosure Letter); and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent, Intermediate Co or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) From and after the Effective Time, in the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its stock, properties or assets to any Person, then, and in each such case, the Surviving Corporation, Intermediate Co or Parent, respectively, shall cause proper provision to be made so that the successors or assigns or transferees, as the case may be, shall succeed to the obligations set forth in this Section 6.07.

(e) From and after the Effective Time (but not prior thereto), the provisions of this Section 6.07 (i) are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

Section 6.08 Access; Confidentiality.

(a) During the period prior to the earlier of the Effective Time and the termination of this Agreement, the Company shall (i) afford to Parent, and to Parent’s Representatives, reasonable access during normal business hours and on reasonable notice to all of its and its Subsidiaries’ properties, books and records and to those directors, officers and employees of the Company to whom Parent reasonably requests access, (ii) furnish, as promptly as practicable, to Parent all information concerning its and its Subsidiaries’ business, properties, Contracts, assets, liabilities, personnel, books and records and financial information and other aspects of the Company and its Subsidiaries as Parent may reasonably request, (iii) reasonably cooperate with Parent and its Representatives to organize and facilitate meetings among Parent and its Representatives and the Company’s Representatives to be located at the properties, offices or other facilities of the Company and the Company Subsidiaries at such times during normal business hours as Parent may reasonably request, (iv) use reasonable best efforts to furnish or produce information related to the financial or Tax records of the Company and its

Subsidiaries if reasonably requested by Parent or its Representatives and (v) reasonably cooperate with Parent and Parent’s Representatives with respect to communications to, and to organize and facilitate meetings with, customers, suppliers and other key business relations of the Company and each Subsidiary of the Company as Parent may reasonably request. Notwithstanding the foregoing, the Company shall not be required to provide any such access or information to the extent that doing so, in the reasonable judgment of the Company, would (A) cause a waiver of an attorney-client privilege or loss of attorney work product protection or (B) constitute a violation of any applicable Law (including Antitrust Laws) (in each case, it being agreed that the Company shall give notice to Parent of the fact that it is withholding such access or information and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such access or information, as applicable, to be provided, or made available, in a manner that would not reasonably be expected to cause such a waiver or violation).

(b) All information received from the Company or its Representatives under Section 6.08(a) shall be subject to the Confidentiality Agreement.

Section 6.09 Notification of Certain Matters. Each party hereto shall give prompt written notice to the other of (a) any Litigation arising out of or relating to the Transactions or (b) the occurrence, or non-occurrence, of any change, effect, event, change in circumstance, occurrence or discovery of any fact that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any party to effect the Merger set forth in Article VII not to be satisfied; provided that the delivery of any notice pursuant to this Section 6.09 shall not cure any breach of any representation or warranty, breach of covenant or failure to satisfy the conditions to the obligations of the parties under this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice; provided further, that failure to give prompt notice pursuant to clause (b) of this Section 6.09 shall not constitute a failure of a condition to the obligations of any party to effect the Merger set forth in Article VII except to the extent that the underlying fact or circumstance not so notified standing alone constitutes such a failure.

Section 6.10 Financing.

(a) The Parent Entities shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Financing Commitments, including using its reasonable best efforts to (i) maintain in effect the Financing Commitments, in accordance with the terms and subject to the conditions thereof (it being further understood and agreed that Parent may not amend, supplement, modify or waive any provision of Financing Commitments in any way that would reasonably be expected to adversely impact or delay in any material respect the ability of the Parent Entities to consummate the Merger in accordance with this Agreement or the Financing on the terms and conditions described in the Financing Commitments as in effect on the date hereof), (ii) timely negotiate all definitive documents evidencing the Financing, timely satisfy all conditions to the Financing and otherwise consummate the Financing at or prior to the Closing, and (iii) enforce the Financing Commitments. Notwithstanding anything to the contrary contained in this Agreement (including the foregoing provisions of this Section 6.10(a)), in no event shall the obligations of the Parent Entities hereunder be construed to require any Parent Entity or any of their Affiliates to enforce by litigation any of its rights pursuant to the Debt Financing Commitment or otherwise against any of Parent’s Debt Financing sources.

(b) Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to obtain and consummate the Debt Financing. Parent shall furnish correct and complete copies of all definitive agreements entered into by Parent (or any of the Parent Entities) with respect to the Debt Commitment Letter to the Company promptly upon their execution, provided that the same pricing terms, fee amounts and economic terms redacted from the Debt Fee Letter provided to the Company may be redacted from such definitive agreements. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Debt Commitment Letter, the Parent Entities shall use their reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement (any such alternative Debt Financing, “Alternative Debt Financing”); provided, that any such Alternative Debt Financing shall not, without the prior written consent of the Company (i) reduce the aggregate amount of the Debt Financing available on the Closing Date or the length of the commitment therefor, from that contemplated by the Debt Financing Letter as in effect on the date hereof, (ii) expand upon the conditions precedent to the Debt Financing as set forth in the Debt Financing Letter as in effect on the date hereof or (iii) in any way reasonably be expected to adversely impact or delay in any respect the ability of Parent and Sub to consummate the Merger in accordance with this Agreement or the Financing on the terms and conditions described in the Financing Commitments as in effect on the date hereof. Parent shall furnish correct and complete copies of all definitive agreements relating to the Alternative Debt Financing to the Company promptly upon their execution, provided that the pricing terms, fee amounts and economic terms contained in the agreements governing the Alternative Debt Financing that correspond to such terms that were redacted from the Debt Fee Letter provided to the Company may also be redacted from such definitive agreements. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to obtain and consummate the Alternative Debt Financing. In the event Alternative Debt Financing is arranged in accordance with this Section 6.10(b), the term “Financing Commitments” shall mean the commitment letter(s) for such Alternative Debt Financing.

(c) Prior to the Closing and as promptly as practicable following the date hereof, the Company shall, and shall cause its Subsidiaries and its and its Subsidiaries’ respective Representatives to, use reasonable best efforts to cooperate with Parent, in connection with the arrangement of the Debt Financing or Alternative Debt Financing as may be reasonably requested by Parent. The Company will notify Parent of any material error, mistake or omission in the information provided pursuant to this Section 6.10(c) that it becomes aware of and if requested by Parent will use its reasonable best efforts to promptly correct such error, mistake or omission. Nothing contained in this Section 6.10(c) or otherwise shall require the Company to be an issuer or other obligor with respect to the Financing prior to the Closing.

(d) Parent shall, regardless of whether the Closing shall occur, (i) indemnify and hold harmless the Company and its Subsidiaries from and against any liability or obligation suffered or incurred by them in connection with the arrangement of the Debt Financing or the Alternative Debt Financing and any information utilized in connection therewith (other than historical information relating to the Company and its Subsidiaries provided by the Company or its Subsidiaries in writing specifically for use in the Financing offering documents); provided, however, that the foregoing shall not apply in the event of the Company’s or its Subsidiaries’, or any of their respective Representatives’, willful misconduct or gross negligence and (ii) promptly upon the Company’s request, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company and its Subsidiaries in connection with its compliance with Section 6.10(c).

(e) The Company hereby consents to the use of the Company’s and its Subsidiaries’ logos in connection with the Debt Financing or the Alternative Debt Financing; provided that such logos are used in a manner that is not intended to nor reasonably likely to harm or disparage the Company or its Subsidiaries.

(f) Notwithstanding any other provision of this Section 6.10, (1) the obligation of the Company and its Subsidiaries to cooperate in accordance with the terms hereof shall be qualified to the extent such cooperation would, in the Company’s reasonable judgment, interfere with the business or operations of the Company or its Subsidiaries, (2) neither the Company nor any of its Subsidiaries shall be required to commit to (A) take any corporate or other organizational action or execute any agreement or undertake any contractual obligation, (B) take any action that would result in any officer, director or other Representative of the Company or any of its Subsidiaries incurring any personal liability with respect to any matters relating to the Financing or (C) deliver or cause the delivery of any financial statements, pro forma or other financial information, legal opinions or accountants’ cold comfort letters or reliance letters or any authorization and representation letters or any certificate as to solvency or any other certificate necessary for the Debt Financing. Furthermore, notwithstanding anything in this Agreement to the contrary, none of the Company or any of the Subsidiaries shall (A) be required to pay any commitment or other similar fee relating to the Debt Financing or any Alternative Debt Financing, unless and until the Closing occurs, (B) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Debt Financing (or any Alternative Debt Financing), (C) be required to incur any other liability in connection with the Financing (or any Alternative Debt Financing) unless reimbursed or indemnified by Parent to the reasonable satisfaction of the Company or (D) be required to provide any information to the extent that provision thereof would violate any Law or confidentiality obligation. The Company shall be permitted a reasonable period to comment on those portions of any confidential information memorandum or other marketing document circulated to potential financing sources that contain or are based upon any such non-public or other confidential information of the Company or its Subsidiaries and the Parent Entities shall give due consideration to any reasonable additions, deletions or changes suggested thereto by the Company or its counsel.

(g) Parent shall give the Company prompt written notice (and in any event within 24 hours of becoming aware of such event) of (i) any breach by any party of any term or condition of the Financing Commitments (or commitments for any Alternative Debt Financing obtained in accordance with this Section 6.10) of which Parent becomes aware, (ii) any termination of the Financing Commitments (or commitments for any Alternative Debt Financing obtained in accordance with this Section 6.10) or (iii) the occurrence or non-occurrence of any change or event that, individually or in the aggregate, would reasonably be expected to cause any condition precedent of the Financing (or any Alternative Debt Financing obtained in accordance with this Section 6.10) to not be satisfied at the Closing Date.

(h) The Company shall, and shall, as applicable, cause its Subsidiaries to, use its reasonable best efforts to cause its and its Subsidiaries’ respective Representatives to:

(i) as soon as reasonably practicable following any request by Parent to do so, and in each case on such terms and conditions, including pricing terms, specified by Parent (A) commence one or more (1) conditional offers to purchase (including a conditional change of control offer) for such principal amount of the Existing Notes specified by Parent (each an “Offer to Purchase”, and collectively, the “Offers to Purchase”) and/or (2) consent solicitations (each a “Consent Solicitation”, and collectively, the “Consent Solicitations”) for such amendments to the Indenture specified by Parent, including the elimination of all or substantially all of the restrictive covenants contained in the Indenture (the “Indenture Amendments”); (B) amend the terms of any outstanding Offer to Purchase or Consent Solicitation; or (C) waive any of the conditions to any Offer to Purchase or Consent Solicitation (other than the occurrence of the Closing);

(ii) upon receipt of the requisite consents for any Consent Solicitation and the satisfaction of any other applicable conditions precedent, execute a supplemental indenture implementing the applicable Indenture Amendments to become effective immediately and operative upon the occurrence of the Closing, and use commercially reasonable efforts to cause the Trustee to enter into such supplemental indenture (including by delivering, or causing to be delivered, customary legal opinions and certificates);

(iii) upon consummation of any Offer to Purchase and in accordance with the terms thereof, accept for purchase and purchase all Existing Notes properly tendered and not properly withdrawn pursuant to such Offer to Purchase; and

(iv) upon the request of Parent (A) provide all cooperation reasonably requested by Parent in connection with any Offer to Purchase or Consent Solicitation, or any amendment thereto, including using reasonable best efforts to assist with the preparation of any offer to purchase, consent solicitation statement, letter of transmittal, form of consent, press release or other documentation related thereto (collectively, the “Offer Documents”) (B) enter into a customary dealer manager agreement or solicitation agent agreement (including indemnities), as applicable, with respect to any Offer to Purchase or Consent Solicitation; and (C) cause the Offer Documents to be transmitted to the holders of Existing Notes promptly following the commencement or amendment of any Offer to Purchase or Consent Solicitation.

Notwithstanding the foregoing, the Company shall not be required to commence any Offer to Purchase or Consent Solicitation unless and until any applicable consents or waivers of the lenders under the Credit Facility shall have been obtained to the extent required under the Credit Facility, and any Offer to Purchase or Consent Solicitation shall be conducted in accordance with the Indenture, the Credit Facility and other documents governing the Existing Notes and applicable federal securities Laws. The Company, and its counsel, shall be given a reasonable opportunity to review any Offer Documents before they are distributed to holders of the Existing Notes and the Parent Entities shall give due consideration to any reasonable additions, deletions or changes suggested thereto by the Company or its counsel. In addition, and notwithstanding the foregoing, the closing of any Offer to Purchase and the operation of any Indenture Amendments shall be conditioned on the occurrence of the Closing and the receipt by the Company of all funds required to satisfy the Offer to Purchase or Consent Solicitation, and the parties shall use their respective reasonable best efforts to cause any Offer to Purchase or Consent Solicitation to be consummated on the Closing Date. The Company shall not, without the written consent of Parent, waive any condition to any Offer to Purchase or Consent Solicitation or make any changes or amendments thereto. Parent shall ensure that the Company has all funds necessary to pay any consideration payable pursuant to any Offer to Purchase or Consent Solicitation at the time due in accordance with their respective terms. The dealer manager, solicitation agent, information agent, depositary, paying agent and/or any other agents retained in connection with any Offer to Purchase or Consent Solicitation shall be selected by Parent and shall be reasonably acceptable to the Company.

(i) As directed by and in coordination with Parent, in lieu of commencing an Offer to Purchase and/or Consent Solicitation, or in addition thereto, the Company shall, and shall, as applicable, cause its Subsidiaries to, and use its reasonable best efforts to cause its and its Subsidiaries’ respective Representatives to:

(i) send a conditional notice of redemption to the Trustee providing for redemption of the Existing Notes on the Closing Date, or such other date as shall be reasonably agreed by Parent and the Company (the “Notice of Redemption”);

(ii) take such actions and prepare and deliver all other documents (including any customary officers certificates and legal opinions) as are required under the Indenture and other documents governing the Existing Notes to cause the Trustee to issue the Notice of Redemption to holders of the Existing Notes and to otherwise facilitate the redemption of the Existing Notes; or

(iii) take such actions and prepare and deliver all other documents (including any customary officers certificates and legal opinions) as are required under the Indenture and other documents governing the Existing Notes to cause and otherwise facilitate the satisfaction and/or discharge of the Existing Notes pursuant to the applicable sections of the Indenture.

Notwithstanding the foregoing, the Company shall not be required to issue any Notice of Redemption unless and until any applicable consents or waivers of the lenders under the Credit Facility shall have been obtained to the extent required under the Credit Facility, and any such redemption, satisfaction and/or discharge shall be conducted in accordance with the Indenture, the Credit Facility and other documents governing the Existing Notes and applicable federal securities Laws. In addition, and notwithstanding the foregoing, any such redemption, satisfaction and/or discharge must be conditioned on the occurrence of the Closing and the receipt by the Company of all funds required to satisfy the redemption, satisfaction and/or discharge. The Company, and its counsel, shall be given a reasonable opportunity to review documentation with respect to any redemption, satisfaction and/or discharge of the Existing Notes before such documentation is distributed to holders of the Existing Notes and the Parent Entities shall give due consideration to any reasonable additions, deletions or changes suggested thereto by the Company or its counsel. Parent shall ensure that the Company has all funds necessary to pay any consideration payable pursuant to any redemption, satisfaction and/or discharge at the time due in accordance with the terms of such redemption, satisfaction and/or discharge and the requirements of the Indenture and other documents governing the Existing Notes.

(j) The Company shall, and shall, as applicable, cause its Subsidiaries to, use its reasonable best efforts to cause its and its Subsidiaries’ respective Representatives to:

(i) as soon as reasonably practicable following any request by Parent to do so, and in each case on such terms and conditions, specified by Parent (A) redeem the Industrial Revenue Bonds (the “IRB Redemption”) in accordance with the terms of the documents governing the Industrial Revenue Bonds or (B) obtain such consents or waivers of covenants, conditions or events of default contained in the documents governing the Industrial Revenue Bonds as specified by Parent, including waivers of any covenants, conditions or events of default contained in such documents that would otherwise restrict the consummation of the transactions contemplated by this Agreement (the “IRB Consents”);

(ii) take such actions and prepare and deliver all other documents as may be necessary to effectuate the consents or waivers contemplated by the IRB Consents and cause them to be operative no later than the Closing, and use commercially reasonable efforts to cause the various parties to the documents governing the Industrial Revenue Bonds to enter into such documents (including by delivering, or causing to be delivered, customary legal opinions and certificates); and

(iii) take such actions and prepare and deliver all other documents (including any customary officers certificates and legal opinions) as may be necessary to effectuate the IRB Redemption, including such documents as may be necessary to cause any required notice of the IRB Redemption to be issued to the applicable holders of the Industrial Revenue Bonds in a timely manner and to otherwise facilitate the redemption of the Industrial Revenue Bonds.

Notwithstanding the foregoing, the Company shall not be required to commence any IRB Redemption or seek IRB Consents unless and until any applicable consents or waivers of the lenders under the Credit Facility or the holders of the Existing Notes shall have been obtained to the extent required under the Credit Facility or the Indenture, as applicable, and any IRB Redemption or IRB Consents shall be conducted in accordance with the documents governing the Industrial Revenue Bonds, the Indenture, the Credit Facility and applicable federal securities Laws. The closing of any IRB Redemption shall be conditioned on the occurrence of the

Closing and the receipt of all required funds from Parent, and the parties shall use their respective reasonable best efforts to cause any such redemption to be consummated on the Closing Date. Parent shall ensure that the Company has all funds necessary to pay any consideration payable pursuant to any IRB Redemption or IRB Consent at the time due in accordance with their respective terms.

(k) Parent shall indemnify and hold harmless the Company and its Subsidiaries, and each of their respective directors, officers, employees, agents and other Representatives, from and against any and all liabilities, costs or expenses suffered or incurred in connection with their cooperation with the arrangement, syndication and consummation of the Debt Financing; any Offer to Purchase or Consent Solicitation; any redemption, defeasance, satisfaction and/or discharge of the Existing Notes pursuant to this Section 6.10; and any IRB Redemption or IRB Consents; provided, however, that the foregoing shall not apply in the event of Company’s or its Subsidiaries’, or any of their respective Representatives’, willful misconduct or gross negligence. Parent shall promptly reimburse the Company for all documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company in connection with its cooperation pursuant to Sections 6.10(h), (i) and (j).

Section 6.11 Rule 16b-3 Matters. Prior to the Effective Time, the Company shall take all such steps as may be reasonably required to cause dispositions of Company equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company (including a director by deputization) to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.12 Stock Exchange Delisting. The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of Nasdaq to enable the delisting by the Company of the Company Common Stock from Nasdaq and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.13 Shareholder Litigation. The Company shall promptly notify Parent of, and shall give the Parent Entities the opportunity to participate in the defense of, any Litigation brought by the Company’s shareholders against the Company and/or members of the Board of Directors relating to the Transactions and shall keep Parent reasonably informed with respect to the status thereof; provided, however, that the Company shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Litigation arising or resulting from the Transactions, or consent to the same, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

Section 6.14 Data Room. On or promptly following the date of this Agreement, the Company will provide to Parent an electronic copy of the contents of the electronic data room maintained by or on behalf of the Company for purposes of this Transaction (the “Data Room”), on DVD or other medium acceptable to the Parent, containing the complete and accurate contents of the Data Room, but only as such contents were readable, printable and otherwise fully accessible to the Parent as of 48 hours prior to the execution of this Agreement.

Section 6.15 Employment and Employee Benefits Matters.

(a) Without limiting any additional rights that any employee of the Company or any of its Subsidiaries as of the Effective Time (each, a “Company Employee”) may have under any Company Benefit Plan (including, for the avoidance of doubt, any employment or severance agreement), and except as otherwise agreed in writing between Parent and a Company Employee, Parent shall cause the Surviving Corporation and each of its Subsidiaries, for a period commencing at the Effective Time and ending on the first anniversary thereof, to maintain the severance-related provisions, as in effect on the date hereof, of existing written Company Benefit Plans disclosed on Section 4.12(a) of the Company Disclosure Schedule and to provide 100% of any severance payments and benefits required thereunder to be provided any Company Employee terminated during that 12-month period.

(b) Without limiting any additional rights that any Company Employee may have under any Company Benefit Plan (including, for the avoidance of doubt, any employment or severance agreement), and except as otherwise agreed in writing between Parent and a Company Employee, Parent shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on December 31, 2017, to provide for any Company Employee, cash compensation levels (such term to mean salary, bonus opportunities and commissions rates) that are each no less favorable than, and (ii) other benefits (including the costs thereof to Company Benefit Plan participants) that in the aggregate are substantially comparable to, the overall cash compensation levels and benefits (including the costs thereof to Company Benefit Plan participants), respectively, maintained for and provided to such Company Employees immediately prior to the Effective Time, excluding equity and equity-based compensation for purposes of the comparison under clause (ii).

(c) As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give Company Employees full credit for purposes of eligibility and vesting purposes (but not for purposes of benefit accruals except for vacation pay and severance purposes), under any employee compensation, incentive, and benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation for the Company Employees’ service with the Company, its Subsidiaries and their predecessor entities (each, a “Parent Plan”) to the same extent recognized by the Company immediately prior to the Effective Time under an analogous Company Benefit Plan. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent and its Subsidiaries shall use commercially reasonable efforts to (i) cause there to be waived any pre-existing condition or eligibility limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time.

(d) From and after the Effective Time, except as otherwise agreed in writing between Parent and a Company Employee or as otherwise provided in this Agreement (including Section 6.15(f) and, in particular, clauses (i) and (ii) thereof), Parent will honor, and will cause its Subsidiaries to honor, in accordance with its terms, (i) each existing written employment, severance and termination protection plan, policy or agreement of or between the Company or any of its Subsidiaries and any officer or employee of the Company or such Subsidiary, (ii) all obligations in effect as of the Effective Time under any written bonus or bonus deferral plans, programs or agreements of the Company or its Subsidiaries and (iii) all vested and accrued benefits under any employee benefit, employment compensation or similar plans, programs, agreements or arrangements of the Company or its Subsidiaries.

(e) Parent does not currently intend to cause the Surviving Corporation or any of its Subsidiaries, during the period commencing at the Effective Time and ending 90 days thereafter, to effectuate a “plant closing” or “mass layoff” (as those terms are defined in WARN) affecting in whole or in part any site of employment, facility, operating unit or Company Employee.

(f) Nothing in this Agreement shall: (i) require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue to employ any particular Company Employee following the Effective Time for any particular period of time, (ii) be construed to prohibit Parent, the Surviving Corporation or any of their respective Subsidiaries from amending or terminating any Parent Plan (including any Company Benefit Plan), (iii) constitute or be construed as an amendment to any Parent Plan (including any Company Benefit Plan) or (iv) create or be construed to create any third-party beneficiary rights.

Section 6.16 Extinguishment of Obligations to Issue Company Common Stock After the Closing. Prior to the Closing, the Company shall take all corporate actions as are necessary to ensure that from and after the Closing Date the Company does not have any obligations, whether or not contingent upon any future event such as approval by the Board of Directors or satisfaction of any applicable performance criteria, to issue Company Common Stock (whether in the form of restricted stock or fully vested stock) or other equity-based compensation to employees, consultants and directors, including under the Company’s annual bonus plan and the ERP Implementation Team Bonus Program; provided, however, the foregoing shall not apply to, or otherwise impair, the rights of any employee under a written Contract between such employee and the Company in effect on the date hereof and set forth on Section 6.16 of the Company Disclosure Schedule (unless otherwise agreed in writing by such employee).

Section 6.17 2017 Cash Awards and Long Term Retention Awards.

(a) The Company shall, at or prior to the Closing, grant cash awards to each Executive who enters into an employment agreement with Parent at or prior to the Effective Time, in an aggregate amount not to exceed $1,170,000, which awards shall vest upon the Effective Time, subject to each Executive’s continued employment with the Company as of immediately prior to the Effective Time, and be paid in cash as soon as reasonably practicable following the Effective Time. The Company shall obtain acknowledgements by each Executive receiving such an award that such cash award shall be in full satisfaction of any obligations the Company has to issue Restricted Shares to such Executive for 2017 under such Executive’s employment agreement with the Company.

(b) The Surviving Corporation shall, immediately following the Closing, offer to specified employees who are not Executives or otherwise party to an employment agreement with Parent, a retention award (each, a “Retention Award”) that will provide for a cash payout (to be specified in a separate agreement) after 36 months of continued employment with the Surviving Corporation following the Effective Time (the “Retention Period”). Such Retention Awards shall (i) be in the form of cash, (ii) vest upon the completion of the Retention Period, and (iii) be paid in cash as soon as reasonably practicable following completion of the Retention Period. In no event shall the aggregate maximum payout of all Retention Awards exceed $900,000. For any such employees covered under the Company’s Legacy Leadership Severance Policy, the retention agreements for such Retention Awards shall contain an acknowledgment by each recipient that receiving a Retention Award is consideration in lieu of any 2017 stock compensation to such employee and shall not, in and of itself, give rise to “good reason” under any applicable agreements, severance policies or arrangements.

(c) Notwithstanding Sections 6.17(a) and 6.17(b), the maximum payout for each award shall in no event exceed $1.00 less than the amount that could give rise to any “parachute payment” within the meaning of Section 280G(b)(2)(A) of the Code after taking into account all other payments or benefits (including vesting of Restricted Shares) that are payable in connection with the consummation of the Transactions (in each case, not taking into account any events or payments that could arise following consummation of the Transactions) and without treating such awards or any other payments or benefits as reasonable compensation (within the meaning of Treasury Regulation Section 1.280G-1) for purposes of the calculations under Section 280G of the Code.

Section 6.18 401(k) Matching Contribution for 2016. Prior to March 15, 2017, the Company shall make the matching contribution payable by the Company to the Company Profit Sharing Plan for the 2016 plan year. Such matching contribution shall equal an amount not in excess of $1,522,458 and shall be made in shares of Company Common Stock consistent with past practice, with the shares of Company Common Stock being valued for such purpose at the average of the high and low trading price for such shares on the date of funding. The Company shall take such actions as are deemed necessary or advisable to comply with any securities laws or other legal requirements implicated by the issuance of Company Common Stock pursuant to this Section 6.18.

ARTICLE VII.

CONDITIONS TO THE MERGER

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger and the other Transactions shall be subject to the satisfaction or (to the extent permitted by Law) written waiver at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Shareholder Approval shall have been obtained.

(b) Regulatory Approvals.

(i) The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired;

(ii) the parties shall have received CFIUS Approval; and

(iii) following the submission of the ITAR Filing in accordance with Section 6.04(d), (x) 60 days shall have passed and DDTC shall have not taken or threatened to take enforcement action against any of the Parent Entities in connection with the consummation of the Merger or (y) the DDTC shall have notified the Company or the Parent Entities that it does not intend to take enforcement action against any Parent Entity in connection with the consummation of the Merger.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction, Law or other Order issued by any court of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining or otherwise preventing or prohibiting the consummation of the Merger.

Section 7.02 Conditions to Obligations of the Parent Entities to Effect the Merger. The obligations of the Parent Entities to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) set forth in clause (i) of the second sentence of Section 4.02(a) and in Section 4.02(b) (Capital Structure) shall be true and correct in all respects as of the date of this Agreement (other than de minimis exceptions), (ii) set forth in Section 4.02(c), (d) and (e) (Capital Structure), Section 4.04 (Corporate Authority; Board Action), Section 4.21 (Finders or Brokers), Section 4.22 (Opinion of Financial Advisor) and Section 4.23 (Anti-Takeover Provisions) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on the Effective Time, (iii) set forth in Section 4.08(c) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on the Effective Time and (iv) set forth in this Agreement, other than those described in clauses (i), (ii) and (iii) above, shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on the Effective Time (without regard to any qualification by or reference to “materiality”, “all material respects”, “Company Material Adverse Effect” or similar qualifications set forth therein), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not have a Company Material Adverse Effect; provided, in each case that representations and warranties made as of a specific date (whether referred to in clause (i), (ii), (iii) or (iv)) shall be required to be so true and correct (subject to such qualifications) as of such date only. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer thereof to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer thereof to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, effect, state of facts, development or occurrence that individually or in the aggregate, has had a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer thereof to such effect.

Section 7.03 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Parent Entities (i) set forth in Section 5.02(a) (Authority; Government Approvals; Non-Contravention), Section 5.07 (Brokers and Other Advisors) and Section 5.08 (Ownership of Company Common Stock) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as through made on the Effective Time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) and (ii) set forth in this Agreement, other than those described in clause (i) above, shall be true and correct as of the Effective Time as though made at the Effective Time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) (in each case without giving effect to any “materiality”, “Parent Material Adverse Effect” or similar qualifier therein) except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an executive officer thereof to such effect.

(b) Performance of Obligations of the Parent Entities. The Parent Entities shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing, and the Company shall have received a certificate signed on behalf of Parent by an executive officer thereof to such effect.

Section 7.04 Frustration of Closing Conditions. None of the Parent Entities may rely on the failure of any condition set forth in Sections 7.01 or 7.02 to be satisfied if the principal cause of such failure was the failure of any of the Parent Entities to perform any of its obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Sections 7.01 or 7.03 to be satisfied if the principal cause of such failure was its failure to perform any of its obligations under this Agreement.

ARTICLE VIII.

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Shareholder Approval:

(a) by mutual written consent of the Company and Parent;

(b) by either Company or Parent:

(i) if the Transactions shall not have been consummated on or before the Outside Date; the “Outside Date” shall be August 16, 2017, provided, that if the condition set forth in Section 7.01(a), Section 7.01(b) or Section 7.01(c) (solely with respect to any Order entered pursuant to the HSR Act, any other applicable Antitrust Law or the DPA) shall not have been satisfied by such date, either the Company or Parent may extend the Outside Date from time to time to a date not later than September 29, 2017 upon provision of a certificate executed by an executive officer of such party that such party believes in good faith that the satisfaction of the condition set forth in Section 7.01(b) or Section 7.01(c), as applicable, is possible to occur prior to such extended date and provided, further, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to or on behalf of any party whose breach of this Agreement has been the primary cause of, or the actions or failures to act underlying such breach primarily resulted in, the failure of the Closing to be consummated on or prior to such date (any valid termination in accordance with this Section 8.01(b)(i), an “Outside Date Termination”);

(ii) if any Restraint enjoining or otherwise prohibiting or making illegal the consummation of the Merger shall be in effect and shall have become final and nonappealable, provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall not be available to any party unless such party shall have complied with its obligations under Section 6.04 to prevent, oppose or remove such Restraint; or

(iii) the Shareholder Approval shall not have been obtained at the Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereto.

(c) by Parent, if there shall be any breach or inaccuracy in any of the Company’s representations or warranties set forth in this Agreement or the Company has failed to perform any of its covenants or other agreements set forth in this Agreement, but only if such inaccuracy, breach or failure to perform (i) would give rise to, if occurring or continuing at the Effective Time, the failure of any condition set forth in Section 7.01 or Section 7.02 and (ii) has not been or is not capable of being cured by the Company prior to the earlier of (x) the Outside Date and (y) the 30th calendar day after its receipt of written notice thereof from Parent; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if any of the Parent Entities is then in breach of any of its representations, warranties, covenants or other agreements hereunder which breach or failure to perform would give rise to the failure of any condition set forth in Section 7.01 or Section 7.03 (any valid termination in accordance with this Section 8.01(c), a “Company Breach Termination”);

(d) by the Company, if there shall be any breach or inaccuracy in any of the representations or warranties of the Parent Entities set forth in this Agreement or any of the Parent Entities has failed to perform any of its covenants or other agreements set forth in this Agreement, but only if such inaccuracy, breach or failure to perform (i) would give rise if occurring or continuing at the Effective Time, to the failure of any condition set forth in Section 7.01 or Section 7.03 and (ii) has not been or is not capable of being cured by the Parent Entities prior to the earlier of (x) the Outside Date and (y) the 30th calendar day after its receipt of written notice thereof from the Company; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(d) if the Company is then in breach of any of its representations, warranties, covenants or other agreements hereunder which breach or failure to perform would give rise to the failure of any condition set forth in Section 7.01 or Section 7.02;

(e) by Parent, in the event that any of the following shall have occurred: (i) a Change of Recommendation; (ii) the Company failed to include in the Proxy Statement, when mailed, the Recommendation and a statement of the findings and conclusions of the Board of Directors referred to in Section 4.04(b), (iii) if, following the public disclosure or announcement of an Acquisition Proposal (other than a tender or exchange offer described in clause (iv) below), the Board of Directors shall have failed to reaffirm publicly the Recommendation within ten (10) Business Days after Parent requests in writing that such recommendation under such circumstances be reaffirmed publicly, or (iv) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have announced, within ten (10) Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(e) if the Shareholder Approval shall have been obtained (any valid termination in accordance with this Section 8.01(e), a “Change in Recommendation Termination”);

(f) by the Company, in accordance with Section 6.02 in order to accept a Superior Proposal and enter into the Alternative Acquisition Agreement providing for such Superior Proposal immediately following or concurrently with such termination, but only if the Company shall have complied in all material respects with its obligations under Section 6.02 with respect to such Superior Proposal (and any Acquisition Proposal that was a precursor thereto) and is otherwise permitted to terminate this Agreement and accept such Superior Proposal pursuant to Section 6.02; provided, however, that the Company shall prior to or contemporaneously with such termination pay the Break-Up Fee to Parent pursuant to Section 8.05(a) (any valid termination in accordance with this Section 8.01(f), an “Alternative Acquisition Termination”); or

(g) by the Company if (i) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied (other than those that require deliveries or are tested at the time of Closing, which conditions would have been satisfied if the Closing had occurred at the time of such termination), (ii) the Company has irrevocably confirmed by written notice to Parent that (x) all conditions set forth in Section 7.03 have been satisfied (other than those that require deliveries or are tested at the time of Closing, which conditions would have been satisfied if the Closing had occurred at the time of such termination) or that it is has provided an irrevocable notice of its waiver (effective as of the Closing) of any unsatisfied conditions in Section 7.03 and (y) it is prepared to consummate the Merger at the Closing and (iii) the Parent Entities fail to consummate the Merger within two (2) Business Days following the delivery of such notice.

Any proper termination of this Agreement pursuant to this Section 8.01 shall be effective immediately upon the delivery of written notice of the terminating party to the other parties.

Section 8.02 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto or its respective Affiliates, directors, officers, employees, shareholders, partners, members or other Representatives, other than pursuant to Sections 6.10(b), (d) and (k) (Financing; Indemnity and Expense Reimbursement), Article VIII (Termination) and Article IX (Miscellaneous) (which Section and Articles shall survive any termination of this Agreement); provided, that except as otherwise set forth in Section 8.02(b) and Section 8.02(c), no such termination of this Agreement shall relieve or otherwise affect the liability of any party hereto for any material breach of this Agreement by such party prior to such termination.

(b) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.06, each of the parties hereto expressly acknowledges and agrees that, Parent’s right to receive payment of the Break-Up Fee pursuant to Section 8.05, in circumstances in which the Break-Up Fee is payable, shall constitute the sole and exclusive remedy of the Parent Entities and their respective Affiliates and any of their respective former, current or future general or limited partners, shareholders, members, managers, directors, trustees, officers, employees, agents or Affiliates and the Lender Parties (collectively, the “Parent Related Parties”) against the Company and its Subsidiaries and their respective Affiliates and any of their respective former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the “Company Related Parties”) for all Damages in respect of this Agreement (including in respect of any breach, whether or not willful and intentional, of any representation, warranty, covenant or agreement or the failure of the Merger to be consummated) or the Transactions in such circumstances, and upon payment of the Break-Up Fee to Parent pursuant to Section 8.05, none of the Company Related Parties shall have any further liability or obligation to any of the Parent Related Parties relating to or arising out of this Agreement or the Transactions.

(c) Any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein. No former, current or future direct or indirect equity holders, controlling persons, shareholders, directors, officers, employees, members, managers, agents, trustees, Affiliates, general or limited partners or assignees of the

Company, the Parent Entities or of any former, current or future direct or indirect equity holder, controlling person, shareholder, director, officer, employee, member, manager, trustee, general or limited partner, Affiliate, agent or assignee of any of the foregoing shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company, the Parent Entities under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation or proceeding based on, in respect of, or by reason of, the Transactions (including the breach, termination or failure to consummate such Transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party hereto or another person or otherwise.

Section 8.03 Fees and Expenses.

(a) The filing, printing and mailing fees and expenses associated with the Proxy Statement shall be paid by the Company. Whether or not the Merger or the other Transactions are consummated, except as otherwise specified in Sections 8.03 and 8.05, all other fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses.

Section 8.04 Reserved.

Section 8.05 Break-Up Fee.

(a) If the Break-Up Fee has not already been paid pursuant to the terms of this Agreement, and (i) a Change in Recommendation Termination or Alternative Acquisition Termination occurs or (ii) (A) a Company Breach Termination occurs or (B) an Outside Date Termination occurs at a time when a Company Breach Termination was available and, in the case of this clause (ii), within twelve months following such termination, the Company either (1) consummates any of the transactions described in the definition of “Acquisition Proposal” with another Person or (2) enters into a letter of intent, memorandum of understanding or Contract with another Person with respect to any of the transactions described in the definition of “Acquisition Proposal”, which transaction is ultimately consummated (whether or not such consummation occurs within twelve months following such termination), then, in the case of each of clauses (i) and (ii), the Company shall pay to Parent the Break-Up Fee; provided, that for purposes of this Section 8.05(a), references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

(b) For purposes of this Agreement, “Break-Up Fee” means a non-refundable cash payment in an amount equal to (i) $10.0 million, if (A) a Change in Recommendation Termination occurs on or prior to the Go-Shop Period End Date, (B) an Alternative Acquisition Termination occurs on or prior to the Go-Shop Period End Date or (C) an Alternative Acquisition Termination occurs on or prior to April 17, 2017 in order for the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal made by a Qualified Purchaser, or (ii) $15.0 million, if the Break-Up Fee becomes payable pursuant to Section 8.05(a) under any circumstances not described in clause (i) of this Section 8.05(b).

(c) In the event the Break-Up Fee is payable (it being understood that in no event shall the Company be required to pay the Break-Up Fee on more than one occasion), such fee shall be paid by Company in cash, by wire transfer of immediately available funds to an account or accounts designated by Parent, which payment shall be made prior to or contemporaneously with the Alternative Acquisition Termination or within two (2) Business Days after the date on which this Agreement is terminated for any other circumstances set forth in Section 8.05(a); provided, however, that, in the event the Break-Up Fee is payable pursuant to Section 8.05(a)(ii), such payment shall be made within two (2) Business Days after the date on which the Company consummates the Acquisition Proposal transaction.

(d) If Company fails to promptly pay the Break-Up Fee when due, and, in order to obtain such payment, Parent commences a suit that results in a final and non-appealable judgment against Company for the amount of the Break-Up Fee or any portion thereof, Company shall pay to Parent, as applicable, (i) its costs and expenses (including reasonable fees and expenses of counsel) in connection with such suit, and (ii) interest on the amount payable pursuant to such judgment, compounded quarterly, at the prime lending rate prevailing during such period as published in the Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(e) Each of the parties hereto acknowledges and agrees that the agreements contained in this Section 8.05 are an integral part of the Transactions, and that without these agreements, the Parent Entities would not enter into this Agreement, and that any amounts payable pursuant to this Section 8.05 do not constitute a penalty.

(f) Nothing in this Section 8.05 shall limit the entitlement of the parties to obtain an injunction, specific performance or other equitable relief as contemplated by Section 9.06.

ARTICLE IX.

MISCELLANEOUS

Section 9.01 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants of any party hereto required to be performed by such party before the Closing shall survive the Closing; provided that, unless otherwise indicated, the covenants and agreements set forth in this Agreement which by their terms are required to be performed after the Closing shall survive the Closing until they have been performed or satisfied.

Section 9.02 Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Shareholder Approval; provided, however, that after the Shareholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Notwithstanding anything to the contrary contained herein, Section 8.02(c), this Section 9.02, Section 9.06(e), Section 9.07 and Section 9.11(b) (and any

provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Section 8.02(c), this Section 9.02, Section 9.06(e), Section 9.07 or Section 9.11(b)) (such sections, the “Lender Designated Sections”) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Lender Parties without the prior written consent of the Lender Parties.

Section 9.03 Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original to the other parties.

Section 9.04 Governing Law. This Agreement and any Litigation (whether at Law, in contract or in tort) that may be directly or indirectly based upon, arise out of or relate to this Agreement or any of the Transactions, or the negotiation, execution or performance hereof or thereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might apply under applicable principles of conflicts of laws thereof, provided that notwithstanding the foregoing, the MGBCL shall govern to the extent that the MGBCL is applicable to the Merger and the internal affairs of the Company (including the fiduciary duties of the Board of Directors of the Company and any determination under Section 6.02 pursuant to such fiduciary duties).

Section 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible. Notwithstanding the foregoing, the parties intend that the remedies and limitations set forth in this Agreement (including Section 8.02, Section 8.05, Section 9.06, Section 9.07 and Section 9.11(b)) shall be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases the liability of any party (or the liability of any Company Related Party or Parent Related Party).

Section 9.06 Specific Performance; Jurisdiction; Enforcement.

(a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement would not be adequately compensated by monetary Damages. Except as otherwise set forth in this Section 9.06, including the limitations set forth herein, the parties hereto acknowledge and agree that, prior to the termination of this Agreement pursuant to Section 8.01, in the event of any breach or threatened breach by the Company, on the one hand, or the Parent Entities, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and the Parent Entities, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement.

(b) Each party hereto hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 9.06. Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 9.06. Each party hereto further agrees that (i) by seeking the remedies provided for in this Section 9.06, a party shall not in any respect waive its right to seek any other form of relief that is available to such party under the express terms of this Agreement in the event that this Agreement is terminated, and (ii) nothing set forth in this Section 9.06 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.06 prior to, or as a condition to, exercising any termination right under Article VIII, nor shall the commencement of any legal proceeding pursuant to this Section 9.06 or anything set forth in this Section 9.06 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII. In addition, the Company agrees to cause any action or proceeding commenced by the Company and pending in connection with this Agreement against the Parent Entities to be dismissed with prejudice promptly, and in any event within five (5) Business Days, after such time as the Parent Entities consummates the Transactions pursuant to this Section 9.06.

(c) Each of the parties irrevocably (i) submits itself to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, any other federal or State court located in Delaware) for the purpose of any Litigation directly or indirectly based upon, relating to or arising out of this Agreement or any of the Transactions or the negotiation, execution or performance hereof or thereof, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the other federal or State courts located in Delaware). Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Litigation with respect to this Agreement, (x) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 9.06, (y) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (z) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts.

(d) Each of the parties hereby irrevocably consents to service being made through the notice procedures set forth in Section 9.08 and agrees that service of any process, summons, notice or document by personal delivery or by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 9.08 (including, in the case of Parent, to the address of its counsel set forth in Section 9.08) shall be effective service of process for any Litigation in connection with this Agreement or the Transactions. Nothing in this Section 9.06 shall affect the right of any party to serve legal process in any other manner permitted by Law.

(e) Notwithstanding anything to the contrary contained in this Agreement, the Company and its Subsidiaries each: (i) agrees that it will not bring or support any Person in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Lender Parties in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York, to the extent that such courts have jurisdiction over the Lender Parties; (ii) agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Lender Parties in any way relating to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby. Notwithstanding anything to the contrary contained in this Agreement, except for claims by Parent or Sub against the Lender Parties pursuant to the Debt Commitment Letter and any definitive documents related thereto, (A) none of the parties hereto nor any of their respective Subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or shareholders shall have any rights or claims against any Lender Party in any way relating to this Agreement or any of the Transactions, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (B) no Lender Party shall have any liability (whether in contract, in tort or otherwise) to any party hereto or any of their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or shareholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise. None of the limitations in this Section 9.06(e) shall be deemed to affect any party’s right to seek specific performance pursuant to and in accordance with Section 9.06. The Lender Parties are intended third party beneficiaries of this Section 9.06(e).

Section 9.07 WAIVER OF JURY TRIAL. EACH PARTY HERETO AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY LENDER PARTY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (c) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY AND (d) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.07.

Section 9.08 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service; or (b) transmitted by telecopy or e-mail (with confirmation of transmission) confirmed with a copy delivered as provided in clause (a), in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, telecopy number, e-mail address or Person as a party may designate by notice to the other parties); provided, that any communication delivered or sent on a day that is not a Business Day or after 5:00 p.m., New York City time, on a Business Day shall be deemed to have been delivered or sent on the next following Business Day:

To the Parent Entities:

Sonaca S.A.

Route Nationale 5

6041 Gosselies (Belgium)

Telecopy:          32 71 34 40 35

Email:               Bernard.Delvaux@sonaca.com

                           Erik.VanOckenburg@sonaca.com

                           Olivier.Hellebaut@sonaca.com

Attention:          Bernard Delvaux

                           Erik Van Ockenburg

                           Olivier Hellebaut

with a copy to:

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, NY 10019

Telecopy:         212-836-6435

Email:              Emanuel.Cherney@apks.com

Attention:         Emanuel Cherney, Esq.

To the Company:

LMI Aerospace, Inc.

411 Fountain Lakes Boulevard

St. Charles, MO 63301

Email:               dkorte@lmiaerospace.com

Attention:         Daniel G. Korte

with a copy to:

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Los Angeles, CA 90067

Telecopy:         310-552-7053

Email:               jlayne@gibsondunn.com

Attention:         Jonathan K. Layne

Section 9.09 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (in whole or in part) by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, and any such assignment without such consent shall be null and void; provided that, prior to the Closing, each of the Parent Entities may assign this Agreement and its rights hereunder (in whole but not in part) without the prior written consent of the Company to (i) to one or more Subsidiaries of Parent and (ii) any of Parent’s financing sources (including the Lender Parties) pursuant to the terms of the Debt Commitment Letter to the extent necessary for purposes of creating a security interest herein or otherwise assigning this Agreement and its rights hereunder as collateral in respect of the Debt Financing. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the preceding sentences, this Agreement shall be binding upon, and shall inure to the benefit of, and shall be enforceable by the parties hereto and their respective successors and assigns.

Section 9.10 Further Assurances. The parties agree to execute and deliver to each other such other documents and to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 9.11 Entire Agreement; Benefit.

(a) This Agreement (including the Company Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

(b) Neither this Agreement nor any other agreement contemplated hereby is intended to or shall confer upon any person other than the parties hereto or thereto any legal or equitable rights or remedies or benefits of any nature whatsoever except, following the Effective Time, for the provisions of Section 6.07. Notwithstanding the immediately preceding sentence, (i) prior to the Effective Time, the Company on behalf of its shareholders shall have the right to pursue Damages (including Damages based on loss of the economic benefits of the Transactions, including the loss of premium, to the Company’s shareholders) and other relief (including equitable relief) for any breach of this Agreement by the Parent Entities, which right is hereby expressly acknowledged and agreed by the Parent Entities; (ii) following the Effective Time, the provisions of Article III relating to the payment of the Merger Consideration shall be enforceable by holders of Company Common Stock and Company Equity Awards; and (iii) the Lender Parties shall be express third party beneficiaries of the Lender Designated Sections and each of such Sections shall expressly inure to the benefit of the Lender Parties and the Lender Parties shall be entitled to rely on and enforce the provisions of such Sections.

(c) The representations and warranties set forth in this Agreement have been made solely for the benefit of the parties to this Agreement and (i) are intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; and (ii) have been qualified by reference to the Company Disclosure Schedule which contains certain disclosures that are not reflected in the text of this Agreement.

Section 9.12 Extension; Waiver.

(a) At any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained herein by any other party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) subject to the proviso to the first sentence of Section 9.02 and to the extent permitted by Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(b) The failure of any party to this Agreement to exercise any of its rights under this Agreement or otherwise shall not constitute a waiver by such party of such right.

Section 9.13 Disclosure Schedules. All capitalized terms not defined in the Company Disclosure Schedule shall have the meanings ascribed to them in this Agreement. Any disclosure set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such disclosure is relevant to such other Section or subsection. No disclosure in the Company Disclosure Schedule relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

Section 9.14 Interpretation.

(a) When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.

(b) The table of contents, headings and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The word “will” shall be construed to have the same meaning and effect of the word “shall”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(d) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References to a person or Person are also to its permitted successors and assigns.

(e) The phrase “made available,” when used in reference to anything made available to the Parent Entities or their Representatives shall be deemed to mean that an unredacted copy of such document or other item of information was provided or made available with printing and downloading access to Parent and its Representatives in the Data Room at least 48 hours prior to the execution of this Agreement.

(f) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(g) Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

(h) Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of Parent and the Surviving Corporation to cause such Subsidiary to take such action. Whenever this Agreement requires Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent and Intermediate Co to cause Sub to take such action.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

Sonaca S.A.

By:	/s/ Bernard Delvaux		By:	/s/ Pierre Sonveaux
	Name:	Bernard Delvaux		Name:	Pierre Sonveaux
	Title:	Managing Director		Title:	Chairman of the Board of Directors

Sonaca USA Inc.

By:	/s/ Bernard Delvaux
	Name:	Bernard Delvaux
	Title:	President

Luminance Merger Sub, Inc.

By:	/s/ Pierre Sonveaux
	Name:	Pierre Sonveaux
	Title:	President

LMI Aerospace, Inc.

			By:	/s/ Daniel G. Korte
				Name:	Daniel G. Korte
				Title:	Chief Executive Officer

[Signature Page to Agreement And Plan of Merger]